NOVAGOLD RESOURCES INC. RENEWAL ANNUAL INFORMATION FORM FOR THE YEAR ENDED NOVEMBER 30, 2004 March 21, 2005

NOVAGOLD RESOURCES INC.
(the "Company")

ANNUAL INFORMATION FORM

PRELIMINARY NOTES

Forward-Looking Statements

This Annual Information Form for NovaGold Resources Inc. ("NovaGold" or "the Company") contains forward-looking statements concerning anticipated developments in the Company's operations in future periods, planned exploration activities, the adequacy of the Company's financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such, information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this Annual Information Form under the heading "Risk Factors".

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Resource Estimates

All resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Securities and Exchange Commission's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the United States Securities and Exchange Commission normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Aggregate
Any of several hard, inert materials, such as sand, gravel, slag, or crushed stone, mixed with a cement or bituminous material to form concrete, mortar, or plaster, or used alone, as in railroad ballast or graded fill.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

Arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.

Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

Contained Ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Dyke (Dike)	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Gossan
An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

g/t or gpt	Grams per metric tonne.

Illite	A group of three-layer mica-like clays.

Induced Polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource

Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the United States Securities and Exchange Commission by U.S. companies. See "Preliminary Notes – Information Concerning Preparation of Resource Estimates".

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Net Proceeds Interest
Describes a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, usually including exploration, capital and operating costs.

Ore	Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

Patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground have been earned.

Placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.

Pyrite	An iron sulphide mineral (FeS2 ), the most common naturally occurring sulphide mineral.

Reverse Circulation (RC)	A type of drilling using dual-walled drill pipe in which the material drilled, water, and mud are circulated up the center pipe while the air is blown down the outside pipe.

Schist	A medium to course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange on March 21, 2005 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was C$1.2117 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended November 30
	2004	2003	2002

Rate at end of period	1.1860	1.2991	1.5650
Average rate based on last day each month	1.3034	1.4132	1.5700
High for period	1.4003	1.5801	1.6184
Low for period	1.1746	1.2948	1.5028

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces(troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.
ANNUAL INFORMATION FORM
for its financial year ended November 30, 2004

ITEM 1           INCORPORATION

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed it name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company's principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, and NovaGold Canada Inc. (formerly SpectrumGold Inc.).

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's material subsidiaries.

All of the above companies are sometimes referred to together herein as the "Company".

ITEM 2           GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and Western Canada. Four of these properties are advanced stage exploration projects with defined gold resources. The remaining properties are earlier stage exploration projects that have not yet advanced to the resource definition stage. The Company is also engaged in the sale of construction aggregates and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. The Company's most advanced projects are Donlin Creek, the Nome Operations (including Rock Creek, Big Hurrah and Nome Gold), Ambler in Alaska, and the Galore Creek property in British Columbia, which are each undergoing plans for potential development.

Effective July 14, 2001, the Company entered into an earn-in agreement with Placer Dome U.S. Inc. ("Placer Dome") to acquire a 70% interest in the Donlin Creek gold project in Southwestern Alaska, subject to a back-in right reserved by Placer Dome. To earn its interest, the Company was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, the Company completed US$10.6 million of expenditures on the Donlin Creek gold project and earned a 70% interest in the property from Placer Dome. On February 10, 2003, Placer Dome elected to exercise its back-in right to reacquire an additional 40% interest in the project by completing certain development activities and expenditures on or before November 13, 2007. (See "Item 3 - Donlin Creek Project, Alaska").

In April 2002, the Company issued 5,295,000 units on a private placement basis and raised net proceeds of $17.4 million. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one Share at $4.50 per Share until October 19, 2003. A total of 2,394,999 warrants were subsequently exercised for proceeds of $10.8 million. In September 2002, the Company issued 2,958,040 units on a private placement basis and raised net proceeds of $14.1 million. Each unit consisted of one Share and one-half warrant, each full warrant exercisable to acquire one Share at $6.50 per Share until March 20, 2004. A total of 600,000 warrants were subsequently exercised in 2004 for proceeds of $3.9 million.

In June 2003, NovaGold completed the organization of a new early stage exploration company called SpectrumGold Inc. ("SpectrumGold") focused on exploration in Western Canada, operated by NovaGold's management team, and with NovaGold initially owning 6 million or 43% of its then issued shares. NovaGold transferred to SpectrumGold four early stage Yukon exploration properties that were not financially material to NovaGold. Effective July 31, 2003 SpectrumGold acquired an option to purchase the Galore Creek project in British Columbia (See "Item 3 – Galore Creek Project, British Columbia"). NovaGold purchased 2.3 million shares of SpectrumGold from another shareholder in August 2003 and an additional 3.5 million shares in a private placement from SpectrumGold in early October 2003. On October 27, 2003, shares of SpectrumGold commenced trading on the Toronto Stock Exchange.

In October 2003, the Company issued 7,000,000 units on a private placement basis and raised net proceeds of $33.1 million. Each unit consisted of one Share and one-half warrant, each full warrant exercisable to acquire one Share at $7.00 per share until October 1, 2008.

In November 2003, SpectrumGold completed a $14 million private placement and NovaGold purchased $8 million of the shares in that financing.

On December 2, 2003, NovaGold's shares commenced trading on the American Stock Exchange.

In March 2004, NovaGold signed an option agreement with two subsidiaries of Rio Tinto plc whereby NovaGold can acquire a 51% interest in the Ambler volcanogenic massive sulphide (VMS) deposit in Northwestern Alaska (See "Item 3 – Ambler Project, Alaska").

On March 30, 2004, NovaGold and SpectrumGold entered into an agreement under which the companies agreed to complete a business combination by way of a plan of arrangement where NovaGold would acquire all of the approximately 45% of common shares of SpectrumGold not then held by NovaGold through a share exchange at a ratio of one common share of NovaGold for each 1.35 shares of SpectrumGold. On July 8, 2004, the business combination was approved by SpectrumGold's shareholders with 99.92% of the votes cast by the shareholders, excluding NovaGold and other insiders, voting in favour. On July 15, 2004, the business combination was completed, and SpectrumGold was amalgamated with NovaGold's wholly owned subsidiary, NovaGold Canada Inc. ("NovaGold Canada"). To view SpectrumGold’s information circular, reference should be made to the full circular available on www.sedar.com.

On October 28, 2004, the Company issued 1,980,200 flow-through common shares at a price of $10.10 per share for gross proceeds of $20 million. In consideration for their services, the underwriters received a 5% cash commission and 99,010 brokers' warrants exercisable at a price of $10.10 per common share on or before October 28, 2005. The Company plans to use the gross proceeds of $20 million from this financing to advance its Galore Creek project in British Columbia. Under the terms of the subscription agreements, the Company is expected to expend the funds by December 31, 2005.

ITEM 3           NARRATIVE DESCRIPTION OF THE BUSINESS

Donlin Creek Project, Alaska

Donlin Creek Project - Property Description and Title

The Donlin Creek property consists of 42 square miles (109 square kilometres) of Native selected and privately owned patented native land. The subsurface rights are owned by Calista Corporation ("Calista"), a regional native corporation, and the surface rights are owned by the Kuskokwim Corporation, a local village corporation.

Underlying Agreements

Effective May 1, 1995, Calista entered into an exploration and lode mining lease with Placer Dome U.S. Inc. ("Calista Lease") which leased to Placer Dome the Donlin Creek property together with all minerals except for common variety minerals such as sand and gravel. The Calista Lease is in effect for 20 years and so long thereafter as mining operations are carried out on the Donlin Creek property. The terms of the Calista Lease required Placer Dome to carry out US$4.7 million of exploration and development by May 1, 1999, which was completed, and the present work commitments under the Calista Lease are US$1 million per year. An advance minimum royalty ("AMR") of US$200,000 is payable by Placer Dome annually until a feasibility study is completed after which the AMR will increase to US$500,000 per annum. From commencement of production a net smelter return production royalty ("NSR") is payable to Calista in the amount of the greater of 1.5% and US$500,000, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Placer Dome and the Company. Thereafter, the annual NSR is increased to the greater of 4.5% and US$500,000. The advance minimum royalty payments will be applied as a credit against the NSR otherwise payable subject to Calista receiving a minimum of US$500,000 in each year of production. At November 30, 2004, the total deductible AMR's that had been paid by Placer Dome or the Company was US$1.85 million.

Under the Calista Lease, Calista has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering notice of election and payment for the same pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista shall receive credit for any public funding or other funding sources Calista secures to deliver equipment, professional services or any other goods or services or infrastructure necessary to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation, that does not rely on the facilities or economic viability of the original facility, then Calista shall have an additional mutually exclusive back-in right on the same terms.

Effective June 5, 1995 Placer Dome also entered into a surface use agreement with the Kuskokwim Corporation ("TKC") which gave Placer Dome the right to explore for and develop valuable minerals found pursuant to the Calista Lease. The surface use agreement with TKC requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee for any areas designated as exclusive use areas. The exclusive use fee is based on 10% of the fair market value of the exclusive use area. The fees payable are subject to an escalator adjustment based on the consumer price index on each fifth anniversary of the surface use agreement.

Company's Interest

Effective July 14, 2001 the Company, through its wholly-owned subsidiary, NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome granting the Company the right to earn up to a 70% interest in Placer Dome's interest in the Donlin Creek property ("Option Agreement"). Under the terms of the Option Agreement, the Company agreed to expend US$10 million within a ten year period towards exploration and development to earn a 70% interest in the Donlin Creek property. Placer Dome retained a back-in right exercisable to reacquire a 40% interest in the project to bring its interest to 70%. The Company completed the US$10 million expenditure effective on November 13, 2002 and earned its current 70% interest in the property. Upon completion of the earn-in, a joint venture between the Company and Placer Dome was established.

On February 10, 2003, Placer Dome elected to exercise the back-in right to reacquire a 40% interest in the Donlin Creek property by expending approximately US$32 million, completing a feasibility study, and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per year, all on or before November 13, 2007. As at December 31, 2004 Placer Dome has reported expending US$13 million on Donlin

Creek since November 13, 2002. The Company will contribute its share of costs after Placer Dome has expended the additional US$32 million on the project. Placer Dome is required, at the Company's request, to advance any costs in excess of US$32 million until the feasibility study is complete, such advance will be repaid out of future mine proceeds. Placer Dome is also required to use good faith and commercially reasonable efforts to assist the Company in obtaining third party financing for its share of the costs of construction. If Calista exercises its back-in right under the Calista Lease, Placer Dome's and the Company's interest will be proportionately reduced to provide for the Calista interest.

Donlin Creek Project - Accessibility and Climate

The Donlin Creek property is located in Southwest Alaska approximately 12 miles (19 kilometres) north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. The project has an all-season 75-person camp and an adjacent 5,000 foot (1,500 metre) airstrip that is capable of handling C-130 Hercules aircraft with a 42,000 pound (19,000 kilogram) capacity. The Donlin Creek property is accessible directly by air out of both Anchorage 280 miles (450 kilometres) to the east and Aniak 44 miles (70 kilometres) to the west. The project is currently not connected with power or other public infrastructure. Studies undertaken by Placer Dome in 2004 have identified preferred alternatives for near-site power generation and project access. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

The Donlin Creek property has low topographic relief with elevations that range from 500 to 2,100 feet (150 to 640 metres) above sea level. Hillsides are forested with black spruce, tamarack, alder, birch, and larch. Soft muskeg and discontinuous permafrost are common at lower elevations in poorly drained areas. The area has a relatively dry continental climate with typically less than 16 inches (400 millimetres) total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures fall below 0°F (-17°C). The climate would allow for year around operation.

Donlin Creek Project - Project History, Drilling and Exploration

Since 1988, over US$50 million has been invested on the Donlin Creek property by four different companies - Western Gold Exploration and Mining Co., Teck Cominco Ltd., Placer Dome and the Company. Between 1995 and 2000, Placer Dome completed over US$31 million in exploration expenditures to advance the project toward a production decision. The main areas of activity for the companies that held the property before NovaGold consisted primarily of diamond core drilling (88,000 metres), reverse circulation drilling (22,000 metres) and trenching (24,000 metres). In addition, Placer Dome undertook, amongst other things, metallurgical testing, and internal financial and resource studies.

From early 2001 to November 2002, the Company invested over US$10 million on exploration and development on the Donlin Creek property, mainly on core drilling, resource estimation, and economic and scoping evaluation. The Company completed 58,000 metres of core drilling in and around the two major deposits identified on the property, the Lewis and Acma deposits. As a result of that drilling the resource estimate increased significantly (See "Donlin Creek – Resource Estimates"). No significant exploration drilling was carried out on the project by Placer Dome in 2003 and 2004, but Placer Dome plans to complete at least 20,000 metres of in-fill drilling on the project in 2005.

Donlin Creek Project - Geological Setting

The Donlin Creek property lies within an area dominated by cretaceous age Kuskokwim sedimentary rocks. These sedimentary rocks consist primarily of lithic sandstone (greywacke), siltstone and shale. Late cretaceous to early tertiary granitic plutonic and volcanic rocks locally intrude the Kuskokwim sedimentary rocks. At Donlin Creek, a series of these granitic intrusive rocks called rhyodacite occur over a 6 mile (10 kilometre) long area and are associated with the known gold mineralization. The main resource area occurs in the south of the property where two different orientations of granitic intrusive bodies come together.

Donlin Creek Project - Alteration and Mineralization

Alteration includes large zones of illite-quartz-pyrite alteration within intrusive rocks and to a lesser degree within mineralized sedimentary rocks. Typically both matrix and feldspar phenocrysts are strongly altered to illite, but kaolinite and illite also occur. This alteration grades outward into relatively weak interlayered chlorite/smectite and minor kaolinite and illite and carbonate alteration. Gold mineralization at Donlin Creek is lithologically and structurally controlled. Mineralization is best developed in intrusive rocks with lesser mineralization in sedimentary rocks. Mineralization occurs as both disseminated zones and vein hosted quartz, carbonate and sulphide (pyrite, arsenopyrite, and stibnite). Native arsenic and realgar are also commonly observed.

The bulk of the gold occurs primarily in the lattice structure of fine-grained arsenopyrite (<20 microns in diameter). Quartz-carbonate-sulfide (pyrite, stibnite, and arsenopyrite) veins are the primary mineralized features, but gold mineralization also occurs in thin, discontinuous veinlets/fracture fillings. Veinlets seldom exceed one centimetre in diameter and most fracture fills are thin sulfide coatings on fracture surfaces.

Donlin Creek Project - Metallurgy

Placer Dome and several independent laboratories completed comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach ("CIL") recovery. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek.

Donlin Creek Project - Resource Estimate, Sampling and Assaying

In a report dated February 2002, titled "Technical Report, Donlin Creek Project, Alaska" (“February 2002 Report”), independent engineering firm, AMEC E&C Limited (formerly MRDI), a division of AMEC E&C Services Limited of Vancouver ("AMEC") completed a resource estimate on the Donlin Creek property. The report estimated measured and indicated resources of 8,347,000 ounces of gold and inferred resources of 10,877,000 ounces of gold, both using a cut-off grade of 2.0 g/t. This resource estimate has been superseded by the resource estimate completed in April 2003 and described below. Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995. Dr. Stephen Juras P.Geo., AMEC's Chief Geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. AMEC completed a detailed technical report for this study, the February 2002 Report, which is available for review at www.sedar.com.

In April 2003, a new resource estimate was prepared based on an updated 3D geologic and mineralization model that integrated the 58,000 metres of drilling completed by the Company and 93,000 metres of drilling previously completed by Placer Dome. The model contains a total of 85,760 assays from 172,000 metres of drilling and trenching.

This estimate and all future estimates, will only report as resources the mineralization that falls within a potentially economic pit model. The amounts in the current resource estimate represent the 90% of the inferred category mineralization and 99% of the measured and indicated category mineralization that falls within a pit model. Previous estimates by Placer Dome, NovaGold and AMEC would have used 100% of these amounts. The additional mineralization that is located outside of the pit model could eventually be included in future estimates as the pit model deepens and expands along strike with further drilling.

Donlin Creek April 2003 gold resource estimates are as follows:

1.5 g/t cut off grade
Resource	Tonnes(2)	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	7.9	3.1	799,000
Indicated	109.5	2.9	10,343,000
Total M&I:	117.5	3.0	11,142,000
Inferred	142.2	3.1	14,308,000

3.5 g/t cut off grade
Resource	Tonnes(2)	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	2.2	5.4	374,000
Indicated	26.7	5.0	4,331,000
Total M&I:	28.9	5.1	4,706,000
Inferred	38.6	5.5	6,782,000

Notes: (1) Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See "Preliminary Notes – Information Concerning Preparation of Resource Estimates". (2) Rounding differences may occur. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

The Company's drill programs and sampling protocol were managed by NovaGold with oversight provided by Mr. Phillip St. George, then Vice President, Exploration of NovaGold. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. Dr. Harry Parker, P.Geo., of AMEC E&C Limited (formerly MRDI) and Marc Jutras, Senior Geostatistican, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

Donlin Creek Project - Preliminary Economic Assessment, Pre-Feasibility Study and Future Work

In a report dated March, 2002, titled "Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska", AMEC completed an independent preliminary economic assessment of the Donlin Creek property ("Preliminary Economic Assessment Report" or "PEAR"). A number of development scenarios were reviewed as part of this study based on the then current gold resource and metallurgical results, but mainly focused around a production throughput of 20,000 tonnes per day ("tpd"). For information regarding the March 2002 PEAR, reference should be made to the report available on www.sedar.com.

Placer Dome, as current manager of the Donlin Creek joint venture, has been preparing information for a pre-feasibility study ("PFS") on the Donlin Creek project. Placer Dome's work since exercising its back-in right in February 2003 has focused on identifying feasible alternatives for project access, power supply and local sources of key consumables. Placer Dome's project budget for 2004 was US$6 million and is US$11 million for 2005. About half of the funds forecast to be spent in 2005 will be used for drilling to reclassify a portion of the inferred gold mineral resource to the measured and indicated category. Work on design concepts, infrastructure planning, power supply and geotechnical requirements are also ongoing. Baseline environmental studies are being completed in order to commence the permitting process later in 2005. The Company itself does not anticipate expending any material funds on Donlin Creek in 2005 as Placer Dome is required to pay 100% of the next US$32 million in project expenses following the exercise of their back-in right.

Galore Creek Project, British Columbia

Galore Creek Project – Property Description and Title

The Galore Creek property, which is held through NovaGold Canada, is a large alkalic instrusive related gold-silver-copper system located in a mountainous region of Northwestern British Columbia. The Company's interests in the property are held directly or through three option agreements. The main Galore Creek property consists of an option to purchase a 100% interest in an area covering 4,700 hectares which contains most of the known resources. Under the second option agreement, the Company may acquire up to an 80% interest in the Copper Canyon property, which initially consisted of 71 units covering approximately 1,700 hectares immediately to the east of the main property and contains the Copper Canyon resource. Under the third option agreement, the Company may acquire up to a 60% interest in the Grace claims that consist of 100 units covering approximately 2,500 hectares immediately to the north of the main property and which currently contains no known resource. In addition, the Company has acquired approximately 71,800 hectares of land in the Galore Creek vicinity, some of which has been attributed to the Copper Canyon option in accordance with its "area of interest" terms.

The main property covers approximately 4,700 hectares and is comprised of 253 claims and 39 fractions. The claims are wholly-owned by Stikine Copper Ltd. On July 31, 2003, NovaGold Canada (under former SpectrumGold) entered into an option agreement with the shareholders of Stikine Copper Ltd., QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc), to acquire all the shares of Stikine Copper Ltd. Under the option, the Company can acquire a 100% of the shares by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the shareholders totalling US$20.3 million over an eight-year period. Payments of US$0.15 million have been made and subsequent payments are due, on or before October 26 of each year, as follows: 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million each year. There are no royalties or back-in rights on the main Galore Creek property.

The Company, through NovaGold Canada, signed agreements to acquire interests in several properties surrounding the Galore Creek project. These properties included the Jack, Sphaler Creek, Paydirt and Grace properties, and two Copper Canyon properties. Under an agreement with Eagle Plains Resources Ltd. (Eagle Plains) on its Copper Canyon property, the Company has an option to earn a 60% interest in the property by completing $3 million in exploration expenditures, issuing 296,296 common shares to Eagle Plains over the 3 years beginning February 26, 2004, of which 148,148 have been issued, and making property payments of up to $250,000. NovaGold Canada may earn an additional 20% interest in the project by paying Eagle Plains $1 million and completing a feasibility study by September 2011. Under the Grace agreement with Pioneer Metals Corporation (Pioneer Metals), NovaGold Canada agreed to purchase approximately $1 million of common shares in Pioneer Metals and to expend $5 million on the Grace property over 5 years to earn a 60% interest in the property.

During 2004 and early 2005, NovaGold acquired significant mineral rights (71,769 ha) in the Galore Creek vicinity through staking. NovaGold now holds or has an interest in a total of 81,819 hectares in the Galore Creek area.

Galore Creek Project – Accessibility and Climate

The property is located approximately 200 kilometres north of Stewart, British Columbia and 96 kilometres northeast of Wrangell, Alaska the two closest communities with tidewater facilities. The town of Smithers, 370 kilometres southeast, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver. Galore Creek and the Scud River are part of the tributary system of the Stikine River an international waterway which drains an area of 49,000 square kilometres. Helicopter is the present means of access to the Galore Creek property. A 500 metre gravel airstrip is located on the property and is planned to be reopened in 2005 for use by aircraft with short take-off and landing capabilities. The Bob Quinn airstrip on the Stewart-Cassiar Highway is located approximately 75 kilometres east of Galore Creek and was the staging area for the 2004 project mobilization and demobilization.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above +20°C and minimum winter temperatures may fall below -20°C. Average annual precipitation is 200 cm with approximately 70% of this falling between September and February, mainly as snowfall. Elevations on the property range from 500 to 2,080 metres above sea level. The terrain over the central and northern portions of the property is gentle and rolling, and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1,100 m level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedar. Higher up the valley, the moraines are bare to sparsely overgrown by subalpine vegetation. The project is currently isolated from power and other public infrastructure. Sufficient space is available on site for the various facilities required for a mining operation, including personnel housing, stockpiles and processing plants. Suitable sites for tailings and waste storage were identified and confirmed through field tests during the 2004 work program. Ample water supply is available from surface and subsurface sources.

Galore Creek Project – Project History, Drilling and Exploration

Geochemistry

Regional stream silt geochemistry was instrumental in the discovery of mineralization in the Galore Creek valley. A significant area of the property lacks sufficient soil development for soil geochemistry to be of any practical use. Soil grids were established in the areas around the North Rim and Southwest Zones. A few reconnaissance traverse soil lines were also sampled along contour between the Saddle Zone and the Central Zone. In 1991, 600 soil samples were collected from a grid established in the North Junction/North Rim area. Samples were taken on 20 m stations along lines spaced 100 metres apart. A coincident copper-gold soil anomaly with peak values of 9,060 ppm copper ("Cu") and 550 ppb gold ("Au") was located over the North Rim showing. A total of 63 surface rock chip samples were also collected from various showings in the area.

Drilling History

Since the initial discovery in 1960, 510 diamond drill holes totalling 125,600 metres have been drilled on the property. Most of this work has focused on the Central Zone, with lesser amounts of work on eleven other target areas. Some zones have received only reconnaissance drilling. During the 1970's, drilling was principally confined to the Central Zone but nine holes were also drilled on the North Junction Zone. Average core recovery in the Central Zone was between 75% and 85% with the poorest recovery at depths between 60 and 90 metres where abundant open sheet fractures were encountered. At depths below 90 metres core recovery approached 100%. In the North Junction Zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes. In 1989/1990, Mingold, an Anglo American subsidiary, drilled holes on the Southwest Zone (8 holes, 1,026 metres), the North Rim showing (6 holes, 546 metres), the Saddle Zone (2 holes, 226 metres) zones and 2 reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek Zones. Only 6 holes were drilled within the Central Zone itself.

The first drill program directed by NovaGold began in September of 2003, and consisted of eight core holes targeting four broad areas of the deposit: the North Gold Zone, South Gold Zone, Central Replacement Zone and the Southwest Zone. Drilling was focused on understanding the zonation and gold variability of the deposit. This program was responsible for the discovery of new mineralization, known as the Bountiful Zone, found at depth below the South Gold Lens.

2004 Program

Drilling during the 2004 field season totalled 25,976 metres in 81 holes with 4 drill rigs. Drilling was conducted at the Central, West Fork, Southwest, Junction/North Junction, Grace and Copper Canyon. Minor additional drilling by a fifth drill rig was conducted to test the geotechnical parameters of the rock in specific areas proposed for potential site facilities, waste storage and tailings impoundment facilities.

Drilling in the Central Zone was successful in extending known mineralization in both the North and South Gold Lenses. This drilling indicated additional down-dip and westward potential, while providing additional tonnes and grade to the Central Zone resource. Drilling in the Central Replacement Zone confirmed the southward extension of mineralization on the footwall of the deposit. Additional drilling at depth, below the South Gold Lens, targeted the Bountiful Zone. This zone, discovered with one hole (GC03-441) in 2003, was confirmed early in the 2004 program with the results from 5 further drill holes. The 2004 ground-based resistivity and IP surveys show a 30ms chargeability anomaly that correlates well with the Bountiful Zone mineralization at depth and suggests that an extensive zone of sulphide mineralization remains untested.

Six additional holes were drilled in the Southwest Zone, targeting the east-west and down-dip extensions of the mineralized zone. Drilling down dip and to the west proved successful although no extensions were seen to the east. The results from these holes are expected to help expand the existing resource and will be useful in evaluating the variability of alteration and mineralization types (Gold-Pyrite versus copper/gold-Chalcopyrite/Bornite mineralization) in the Southwest Zone.

The Company discovered two new zones (the West Fork and Opulent Zone) during the 2004 program and drilled a total of 25 holes in the area to determine the initial tenor and extent of the mineralization. The initial discovery was made, while following-up near surface mineralization exposed by the retreating West Fork Glacier, by drilling below the depth of the historic holes in the area and intersecting the West Fork Zone in hole GC04-464. Follow-up drilling resulted in the further discovery of the vein-like Opulent Zone, consisting of massive magnetite, bornite and chalcopyrite, with grades of 14.8% copper, 2.05 gpt gold and 88.6 gpt silver over 33.6 meters in hole GC04-0480.

Drilling in the Junction and North Junction areas confirmed the presence and tenor of the grade in these deposits sufficient to allow their inclusion in the resource base to be considered for the 2005 pre-feasibility level study. A similar program of eight holes was drilled at the Copper Canyon property and, together with previous holes, resulted in the establishment of a new inferred resource announced January 10, 2005. The new resource contains 2.8 million ounces of gold, 37.9 million ounces of silver and 1.1 billion pounds of copper in 165 million tonnes of inferred mineralization at a 0.35% copper equivalent cutoff grade. See "Galore Creek Project – Resource Estimate, Sampling and Assaying".

Six holes were drilled on the Grace property, optioned from Pioneer Metals, to the north of the main Galore Creek property. No significant mineralization was intersected. In addition, airborne magnetics/radiometrics surveys and ground-based IP surveys were conducted during the 2004 field season over the Grace property.

The 2004 field season included extensive airborne and ground based geophysical surveys. Airborne magnetometer and radiometric survey work indicated that the geophysical response, although complex can act as a general guide to exploration. Ground-based IP and chargeability surveys were also completed and are effective tools for identifying sulphide mineralization but ultimately cannot distinguish between ore-bearing sulphides and non-ore bearing pyritic rocks. Testing of the IP anomalous zones ultimately requires drilling.

In summary, as a result of the 2004 drilling the project resources are expected to be expanded significantly, and several new zones of mineralization were discovered that will require additional drilling. Areas of previously identified mineralization at Copper Canyon and North Junction are expected to establish new resources as well as the new discoveries at West Fork and Opulent. Meanwhile, the Central and Southwest Zones have seen expansion.

Galore Creek Project – Geological Setting

The main Galore Creek deposits lie in Stikinia, an accreted terrain composed of tectonically juxtaposed Mesozoic volcano-stratigraphic successions. The eastern boundary of the Coast Plutonic Complex lies about 7 kilometres west of the claim block. A suite of multiphase syenite intrusions cuts a section of flysch-basin sedimentary strata and alkaline volcanic rocks of the middle to upper Triassic Stuhini Group. The intrusive suite, centered in the West Fork area, forms a north-northeast-trending belt 5 kilometres long and 2 kilometres wide and contains stocks, dikes and extensive sills. The presence of numerous sub-volcanic syenite sills indicates that the intrusions formed at a structurally high level. The spatial and temporal association of the chemically similar intrusive and extrusive igneous rocks indicates that the Galore Creek area is probably an eroded volcanic center. The Galore Creek intrusions commonly follow two orientations, one northwest and the other northeast. Post-intrusion and post-ore faulting follows these same orientations. Regionally, the Stuhini section shows broad open folding. The mineralized section is less deformed, so it is unclear whether the deformation occurred prior to, during, or subsequent to mineralization.

Copper Canyon, a satellite Cu-Au resource located 6 kilometres east of the Central Zone, shares a number of geological and geochemical similarities with the main deposits, including the occurrence of identical dike-rock types, a similar sulphide suite, and occurrence within the same host volcano-stratigraphic succession. Regional stratigraphic relationships suggest that Copper Canyon represents a different but coeval volcanic edifice.

Galore Creek Project – Alteration and Mineralization

Mineralization at Galore Creek occurs primarily in altered Triassic alkalic lavas, volcano-sedimentary strata and, to a lesser degree, in alkalic intrusions. Twelve copper-gold-silver mineralized zones have been identified on the property. Alteration mineral assemblages at Galore Creek are somewhat unique due to the near total lack of quartz in the volcanic and intrusive host rocks. In general, the center of the district shows potassic alteration, including K-feldspar, biotite, and magnetite, with local concentrations of garnet. Cu-sulphides are most closely associated with secondary biotite and magnetite. A propylitic assemblage, including epidote, chlorite, and pyrite occurs outboard of the potassic assemblage.

Most of the mineralized zones contain evenly disseminated Cu sulphide with little apparent control by stockwork or larger scale veining. The sulphide assemblage generally includes chalcopyrite, bornite and pyrite. Uncertainty exists whether the pyrite is auriferous, but strong pyrite commonly occurs within gold-enriched zones. Higher gold values occur at the northern and southern ends of the Central deposit. These higher gold values generally occur along with elevated concentrations of bornite. Locally, as in the West Fork area, massive magnetite-bornite-chalcopyrite mineralization contains bonanza-grades (>20% copper with significant precious metal values).

Mineralization at Copper Canyon occurs primarily in a sub-volcanic syenite intrusive complex. This host lithology defines the primary difference from the main deposits. Chalcopyrite forms the primary sulphide mineralogy; bornite is rare. As at Galore Creek, mineralization is evenly disseminated and shows no apparent association with veining. The periphery of known mineralization contains elevated Au/Cu ratios along with relatively higher concentrations of pyrite. Copper mineralization appears to occur as an annular zone around a barren fluorine-rich diatreme breccia.

Galore Creek Project – Metallurgy

The sulphide minerals at Galore Creek are predominately gold and silver bearing chalcopyrite, bornite and pyrite. A primary grind of 80% passing 150 microns provides sufficient rougher flotation liberation to separate the copper minerals from the pyrite and gangue. At this grind, the majority of the gold is either free or associated with the copper sulphides. The proposed treatment process uses conventional flotation to produce a precious metal bearing copper concentrate.

The Galore Creek project has been the subject of several metallurgical studies since the 1960s. Early work by Kennecott Corporation ("Kennecott") culminated in 1967 with a continuous pilot plant mill test. The pilot plant processed a 50-ton bulk sample mined from a short adit across the Central Zone of the deposit. The pilot plant confirmed the results of earlier bench scale testing. The bulk sample assayed 1.28% copper of which 96% was recovered into a 25% copper concentrate. The indicated gold and silver recoveries from the sample were 63.9% and 84.5% respectively. Kennecott followed up in 1992 with additional bench testing using four composites taken from the then newly discovered Southwest Zone as well as two new composites from the Central Zone. The object of this study was to determine the amenability of the composites to the flow sheet developed previously and to determine if gold recovery could be significantly improved. It was found that both gold recoveries and copper concentrate grades for the Central Zone were higher than those indicated for the Southwest Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite. Overall copper and gold recoveries to a 25% copper concentrate averaged 90% and 58% respectively.

NovaGold's work in 2003 and 2004 consisted of further bench tests. The program included verification of the flow sheet, determination of grindability, modal analysis of flotation feed and products, gravity concentration, and batch rougher and cleaner flotation tests. The 2003 work was carried out on four 50kg samples selected from the 2003 higher grade drill intercepts in the Central and Southwest Zones. The 2004 work was carried out on eight 50kg samples selected from various locations from within the Central, Southwest, Junction, West Fork, and Copper Canyon zones.

The following is a summary of the key observations from the 2003/2004 work:

•	Comparative ball mill work indices carried out on 28 samples averaged 13.5 kWh/t.
•	Copper and gold were readily recovered using a simple flotation scheme and standard reagents for copper.
•	A primary grind of 80% passing 150 microns was sufficient for copper mineral and gold liberation.
•	A significant fraction of gold was free and floated readily with the copper minerals.

•	Gravity gold concentration appeared to have limited additional benefits as the gold was readily recovered by flotation.
•	Rougher concentrate required regrinding to a nominal 80% passing 40 microns for effective cleaning.
•
A series of locked cycle flotation tests on the main ore types from within the Central, Southwest, Junction, and West Fork Zones produced results in line with previous test work. An average head grade of 0.74% copper and 0.38 g/t gold produced 29% copper concentrate with copper and gold recoveries of 90.9% and 70.9% respectively.

Galore Creek Project – Resource Estimate, Sampling and Assaying

Historically from 1963 to 1991, drill core in mineralized zones was generally sampled in 3 metre intervals. The samples were tagged then split in half using a mechanical splitter. One half of the core was returned to the core box and the other shipped to an outside laboratory for analysis. The core returned to the boxes remains on site as a record of the hole. Much of the core from the Central Zone was re-assayed as part of the 1991 exploration program. No site-specific standards, blanks or field duplicate samples were used in any of the previous exploration programs.

Sampling and assaying procedures used by the Company have been overseen by qualified professional geologists. All drill core from the 2003 and 2004 programs, except intervals of overburden and till material, were sampled. Drill core sampling occurred within a minimum of 1-meter and a maximum of 3-meter intervals. The core was cut in half using a diamond saw. Half of the core was taken as a sample and submitted to ALS Chemex Labs, North Vancouver, BC. The core that was returned to the box remains on-site as a permanent record. In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples. The placement of all control samples was essentially random within the 20 sample batch.

All assay analysis for the 2003 and 2004 programs was carried out by ALS Chemex Labs of Vancouver B.C. Upon arrival at the lab the samples were logged in a tracking system and the weight was recorded. The samples were then prepped by drying and the entire sample crushed. A 250g split was pulverized to >85% passing 75 microns. Sample analysis for gold content was conducted by 30g fire assay with gravimetric finish. Results were provided between 0.05ppm and 1000ppm accuracy. Additional ICP analysis was conducted for 34 elements by aqua regia acid digestion and ICP-AES.

August 2003 Report

In August 2003, Mr. Ronald G. Simpson, a professional Registered Geologist and independent consultant completed a technical report (August 2003 Report) in accordance with National Instrument 43-101 and entitled "Independent Technical Report for the Galore Creek Property, Liard Mining Division, British Columbia". The August 2003 Report described a mineral resource estimate of the Central and Southwest Zones originally prepared for Kennecott Corporation in 1992 covering the Central and Southwest Zones and reclassified in November 2002 by Kennecott to comply with current industry reporting standards. Economic parameters used were a US$10/tonne in situ metal value as a cutoff grade based on US$0.80/lb Cu and US$320/oz Au prices. Silver was not included in the 1992 resource model. Model blocks were classified as 'indicated' if at least 5 composites were used in the interpolation and the closest composite was within 60 metres of the block centroid. All other estimated blocks were assigned to the 'inferred' category. Results are summarized in the table below.

Indicated Mineral Resource
	Tonnes	Cu	Au
Zone	(millions)	(%)	(g/t)
Central	209.4	0.77	0.36
Southwest	33.8	0.59	1.05
Total	243.2	0.75	0.45

Inferred Mineral Resource
	Tonnes	Cu	Au
Zone	(millions)	(%)	(g/t)
Central	39.6	0.73	0.36

Southwest	31.0	0.42	0.95
Total	70.6	0.59	0.63

June 2004 Report

In June 2004, a new resource update of the Central and Southwest Zones was contained in a technical report entitled "Update on Resources – Galore Creek Project, British Columbia" (June 2004 Report) and prepared in accordance with National Instrument 43-101 by Mr. Peter A. Lacroix, P. Eng., of Associated Mining Consultants Ltd ("AMCL") and Hatch Limited ("Hatch"). The mineral resource study was a collaborative effort by NovaGold, Hatch and AMCL with Mr. Lacroix directing the work and acting as the Independent Qualified Person as defined by National Instrument 43-101. The technical report is filed on SEDAR and available at www.sedar.com. Results are summarized in the table below.

Indicated Resources
Cut-off CuEq%	Tonnes (M)	Grade			Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Au (M oz)	Ag (M oz)	Cu (B lbs)
0.50 0.70 1.00 1.30	285.9 196.1 113.4 70.0	0.44 0.55 0.76 0.99	5.7 6.5 7.4 8.0	0.73 0.86 1.02 1.15	4.0 3.5 2.8 2.2	52.0 40.9 26.9 17.9	4.6 3.7 2.6 1.8

Inferred Resources
Cut-off CuEq%	Tonnes (M)	Grade			Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Au (M oz)	Ag (M oz)	Cu (B lbs)
0.50 0.70 1.00 1.30	98.8 53.1 23.4 10.4	0.37 0.47 0.60 0.77	4.8 5.6 6.6 7.1	0.54 0.67 0.83 0.94	1.2 0.8 0.5 0.3	15.3 9.6 5.0 2.4	1.2 0.8 0.4 0.2

Notes: Equivalent copper cut-off values (CuEq%) have been calculated using appropriate recoveries, deductions and treatment/refining charges (TC/RC) for gold and silver, using prices of US$375 and US$5.50 per ounce respectively, and allocating the revenue as though it were generated from copper alone, based on long term industry average TC/RC's and freight charges and a copper price of US$0.90 per pound. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

February 2005 Report

In February 2005, a new resource update for the Copper Canyon property was contained in a technical report entitled "Geology and Resource Potential of the Copper Canyon Property" (February 2005 Report) and prepared in accordance with National Instrument 43-101 by Hatch Ltd. (“Hatch”), GR Technical Services Ltd. (“GR Tech”), and Giroux Consultants Ltd. (“Giroux”). The mineral resource study was a collaborative effort by NovaGold, Hatch, GR Tech and Giroux with Mr. James H. Gray, and Mr. Robert J. Morris of GR Tech and Mr. Gary H. Giroux directing the work and acting as the Independent Qualified Persons as defined by National Instrument 43-101. The technical report is filed on SEDAR and available at www.sedar.com. Results are summarized in the table below.

Inferred Resources
Cut-off CuEq%		Grade				Contained Metal
	Tonnes (M)	Au (g/t)	Ag (g/t)	Cu (%)	CuEq (%)	Au (M oz)	Ag (M oz)	Cu (B lbs)
0.35 0.50 0.70 1.00 1.30	164.8 116.1 63.0 29.2 15.6	0.54 0.64 0.86 1.14 1.32	7.15 8.30 10.21 13.03 15.70	0.35 0.41 0.50 0.65 0.83	0.74 0.87 1.11 1.45 1.72	2.86 2.39 1.73 1.07 0.66	37.91 30.98 20.68 12.23 7.87	1.16 0.95 0.62 0.38 0.26

Notes: Copper equivalent calculations use metal pries of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the follow criteria: Copper Recovery = (%Cu-0.06)/%Cu with a minimum of 50% and maximum of 95%; Gold Recovery = (Au g/t-0.14)/Au g/t with a minimum of 30% and maximum of 80%; and Silver Recovery = 80%. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

Galore Creek Project – Preliminary Economic Assessment

An independent preliminary economic assessment study entitled "Preliminary Economic Assessment for the Galore Creek Gold-Silver-Cooper Project" ("PEA") was completed on the project in August 2004 by Hatch Limited, an internationally recognized independent engineering firm. The PEA demonstrated robust economics that would allow the project to significantly contribute to the local economy for well over a 20 year minimum mine life. This study examined mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development timelines, capital and operating costs, as well as ways to mitigate environmental impacts from the project. As envisioned in this study, the project would produce a clean copper concentrate product that would be shipped out of the Port of Stewart for final off-site processing.

This positive PEA, which considered a throughput rate of 30,000 tonnes per day, showed that the Galore Creek project has the potential to recover at least 2.4 million ounces of gold and 32.3 million ounces of silver along with 3.3 billion pounds of copper over a 23 year mine-life. In the first 5 years, the project would produce an average of 270,000 ounces gold, 1.8 million ounces silver and 200 million pounds copper yearly at an average total cash cost of $125 per ounce of gold and $0.49 per pound of copper. If the project is viewed as primarily a copper deposit with by-product production of gold and silver, it would have a total cash cost of $0.15 per pound of copper, or alternatively if viewed as primarily a gold deposit with by-product copper and silver as credits, the total cash cost would be negative - $180/oz of gold, making the project potentially a very low cost producer (all above scenarios are based on long-term transportation and refining cost projections and metal prices of US$0.90/lb Copper; US$375/oz Gold and US$5.50/oz Silver).

To view the complete PEA, reference should be made to the report available on www.sedar.com.

Galore Creek Project – Future Work

The Company plans to spend $20 million completing at least 50,000 metres of drilling at the Galore Creek project in 2005. Drilling will primarily be targeted to upgrade the inferred mineral resource to the measured and indicated categories. The Company plans to spend a minimum $5 million on project engineering and environmental work. The Company's objective is to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from 2004 drilling and throughput levels of up to 60,000 tonnes per day. Using the results from the 2005 in-fill drilling program as well as the ongoing engineering and environmental studies, the Company intends to complete a feasibility study by mid-2006. The Company will also complete collection and analysis of baseline environmental data and prepare a formal environmental assessment document and key permit applications for submission by the end of 2005. In addition, the Company will continue to build on its relationship with the Tahltan First Nations and expects to conclude a participation agreement with the Tahltan regarding project development. (See "Uncertainty Related to Unsettled Aboriginal Rights and Title in British Columbia" under "Risk Factors" for disclosure related to the Tahltan.)

Ambler Project, Alaska

Ambler Project – Property Description and Title

The Ambler project area is located in the southern Brooks Range of northwestern Alaska, approximately 220 kilometres east of Kotzebue and 35 kilometres north of the village of Kobuk. The Ambler property consists of 35,000 acres (14,000 hectares) of patented and Alaska State mining claims covering a precious metal rich, volcanogenic massive sulphide (VMS) district.

In March 2004, NovaGold signed a strategic alliance with subsidiaries of Rio Tinto plc on their 100% owned Ambler property located in Northwestern Alaska. Under the terms of the agreement, the Company can earn a 51% interest in the project by expending US$20 million on the property before 2016. During the first five years of the agreement, the Company must spend a minimum of US$5 million on exploration and development, and obtain memoranda of understanding with land owners (State, Federal and private Native Corporations) in the region necessary to provide access for mine development. During the second phase of the agreement, the Company must spend the balance of the earn-in funds (to total $US20 million) and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate. The Company is manager of the project through to the completion of a final positive feasibility study at which time Kennecott has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to the Company equivalent to 4% of the project's net present value using a 12.5% discount rate.

Ambler Project - Accessibility, Climate, and Physiography

The Ambler project is supported from the Bornite exploration camp owned by Nana Regional Corporation located approximately 10 kilometres north of Kobuk. The Bornite camp has both a 2000 foot airstrip at the camp and there is a 5,000 foot airstrip (capable of handling C-130 Hercules aircraft with a 42,000 pound (19,000 kilogram) capacity) at Dahl Creek near Kobuk. Road access connects Kobuk, Dahl Creek and Bornite. The Bornite and Dahl Creek airstrips are accessible directly by air from both Fairbanks to the east and Kotzebue to the west. From the Bornite Camp, the Arctic deposit is accessible by helicopter.

The Ambler property covers the lowermost range of hills along the southern margin of the Brooks Range. The area is characterized by moderate topographic relief ranging in elevations from around 700 feet (200 metres) to as much as 2,500 feet (750 metres) above sea level. Valley bottoms are locally forested with black spruce, alder, and birch while elevations greater than 1,000 feet are characterized by tundra grass, mosses and lichen. The area has a relatively dry continental climate with only low to moderate total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures fall to -30°F (-34°C).

Ambler Project - Geological Setting

The Ambler district occurs within an east-west trending zone of Devonian to Jurassic submarine rocks consisting of the Ambler and Angayucham terrains. VMS deposits and prospects are hosted in the Middle Devonian to Early Mississippian Ambler Sequence, a group of metamorphosed bimodal volcanic and volcanoclastic rocks along with tuffaceous, graphitic and calcareous metasediments. The Ambler sequence occurs in the upper part of the Anirak Schist, the thickest member of the Ambler terrain. VMS mineralization can be found along the entire 110 km (68 miles) strike length of the district. Hintzman (1986) notes that the 6,000-foot-thick (1,980 m) Devonian section of the Cosmos Hills, which includes the 3,000-foot-thick (915 m) Bornite Carbonate Sequence, is equivalent in age to the Anirak Schist and was mineralized by a similar and perhaps related mineralizing event.

The Ambler District is characterized by a series of east-west trending belts of rocks of increasing metamorphic grade northward across the strike of the units. The structure of the district tends to be isoclinal folds in the north and thrust faults in the southern half. The Devonian to Mississippian Angayucham basalt and the Triassic to Jurassic mafic volcanics are in low-angle thrust contact with various units of the Ambler terrain. Four major lithologic groups and/or types within the Arctic deposit area have been defined: Metarhyolite, Quartz Mica Schist. Graphitic Schist and Base-Metal Sulfide-Bearing Schist.

Ambler Project – Mineralization

The mineralization of the Arctic deposit is dominated by chalcopyrite followed by sphalerite. Bornite is locally present. Argentiferous galena, though widespread, is not considered abundant. Other precious metal minerals, including tetrahedrite-tennantite, electrum and enargite, also are present in trace amounts. Pyrite, the most common iron sulfide, is locally common with other sulfides in the massive sulfide horizons. Pyrrhotite and arsenopyrite can also be found but are less common. Gangue minerals associated with sulfide mineralization or associated with the mineralized horizons include calcite, dolomite, and barite. Mineralization occurs as stratiform semi-massive to massive sulfide "beds". Marginal to the main deposit mineralization is locally present as discontinuous thin, "wispy" sulfide bands. All mineralization encountered to date at Arctic is stratabound and strataform. No "stringer-type" ore, common in VMS deposits of this type, has been encountered

Ambler Project - History and Exploration

Prospectors came up the Kobuk River and into the Ambler Lowlands beginning around 1900. Several small gold placer deposits in the Cosmos Hills were worked intermittently. Copper shows were soon discovered in the Ruby Creek area, but a brief attempt to mine the discovery was short lived. Prospectors returned to the region after World War II looking for gold, uranium and copper. In the late 1940's Rhinehart Berg, a local prospector discovered copper mineralization at Ruby Creek while looking for uranium. By 1957, Berg had exposed sufficient amounts of high-grade copper mineralization to warrant the optioning and immediate drilling of the property by Bear Creek Mining Company ("Bear Creek"), Kennecott's exploration subsidiary.

Bear Creek also conducted a regional exploration program covering the Cosmos Hills and the southern Brooks Range. Reconnaissance geologic mapping and stream sediment sampling of the south flank of the Brooks Range began in 1962. In 1965, while re-evaluating a 1400 ppm Cu geochemical anomaly from sampling completed in 1963, Bear Creek geologists discovered sulfides in float on the east side of Arctic Ridge a short distance below the crest of the ridge. Eight core holes were drilled in 1967 intersecting massive sulfide mineralization over a 1,500-foot strike length. Initial results were sufficiently encouraging that Bear Creek and Kennecott continued drilling at Arctic over the next several seasons. From August 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes pre-collared using a reverse circulation drill), totaling 16,080 m (52,756 ft). No drilling was done on the property after 1985 until 1998.

In 1993, Kennecott Minerals began a re-evaluation of the Arctic deposit. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed in 1995 and an updated resource was calculated from the block model. The resulting estimated inferred resource totaled 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au.

In September 1997, Kennecott located a total of 2,035 State of Alaska claims covering most of the known Ambler schist belt rocks. In 1998, an airborne geophysical survey, covering the entire claim block, generated numerous EM anomalies. Also in 1998, Kennecott drilled 6 core holes totaling 1,492 m (4,895 ft) in the Arctic resource area testing for extensions of the known resource as well as infill to test for grade and thickness continuity. Drilling on the Arctic deposit by Bear Creek/Kennecott between 1966 and 1998 totals 92 core holes for a combined 17,572 m (57,651 ft). No additional exploration on the Arctic project was conducted between 1998 and 2004. Since 1998, Kennecott reduced their land position in the southern Brooks Range to 829 State of Alaska claims. In addition to the Alaska State claims, Kennecott maintains 15 unpatented federal mining claims surrounding 18 private patented claims.

The main focus of the 2004 NovaGold field program was to confirm interval grade and thickness as defined from previous drill programs within select areas of the Arctic deposit. Alternative geologic models for the deposit were investigated through surface mapping, drill core re-logging and re-interpretation of previous drill results. The 2004 drilling focused on the Arctic deposit area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. A few holes were drilled in potential extensions of mineralization and on an adjacent geophysical anomaly. Significant mineralized intervals were encountered in 8 of the 11 holes drilled in the program and are shown in the following table. The twin and infill drilling confirmed previously drilled intervals of base-metal mineralization.

Hole No.	From (m)	To (m)	Int. (m)	CuEq(%)*	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
AR04-78	138.0 169.0 211.0 231.0	145.0 180.4 223.0 243.0	7.0 11.4 12.0 12.0	3.21 3.87 8.20 8.96	1.72 2.12 3.58 3.77	0.28 0.10 0.93 1.56	22.1 17.2 60.2 76.2	0.38 0.27 1.27 0.95	1.96 2.87 6.05 6.38
AR04-79	136.2 172.0 182.5 197.0	163.8 176.5 193.0 203.0	27.6 4.5 10.5 6.0	11.62 11.28 4.41 2.18	5.29 2.91 2.33 1.50	2.34 0.74 0.70 0.38	75.6 100.0 40.3 29.2	1.24 3.61 0.31 0.10	7.49 11.27 2.36 0.30
AR04-80	35.0	41.5	6.5	9.14	3.36	0.97	54.3	1.90	7.93
AR04-82	123.0 135.2	130.3 139.3	7.3 4.1	5.30 9.85	2.82 5.64	0.47 0.30	33.8 61.3	0.60 0.87	3.33 6.29
AR04-83	174.3 262.6	190.6 279	16.3 16.4	6.01 9.64	4.02 3.51	0.16 1.14	27.45 109.3	0.55 1.08	2.86 8.09
AR04-86	165.0 205.0 218.7	177.0 209.0 231.1	12.0 4.0 12.4	5.23 3.50 8.01	1.85 2.11 3.76	0.19 0.46 0.91	34.6 32.9 52.4	0.87 0.10 0.58	5.23 1.55 6.01
AR04-87	98.8	106.2	7.4	16.87	9.65	0.73	108.2	1.64	10.35
AR04-88	120.0	132.00	12.0	6.77	3.9	0.25	45.3	0.64	4.12

*Copper Equivalent (CuEq) was calculated using the following metal price: Gold: $375/oz, Copper: $0.90/lb, Ag: $5.50/oz, Pb: $0.35/lb, Zn: $0.45/lb

Ambler Project - Resource Estimate

In 1995 based on Kennecott's interpretation of the mineralized horizons as a series of stack sheets, a computer generated block model was constructed and a resource compiled. The resulting estimated inferred resource totaled 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au. This resources is not National Instrument 43-101 compliant and is only intended to represent a historical resource. Based on this historical resource, the Arctic deposit ranks as one of the largest and richest VMS deposits in the world. The contained precious metals in this resource total 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead. NovaGold plans to update the resource estimate in 2005/6 using the historical drilling and the 2004/5 NovaGold drilling as well as NovaGold's reinterpretation of the deposit geology.

Ambler Project – Metallurgy

Historic metallurgical investigations conducted by Kennecott characterize the Arctic deposit as a massive sulfide intrusion hosted in talc schist. The primary economic minerals are chalcopyrite, tetrahedrite, galena and sphalerite. Metallurgical work by Kennecott concluded that it was possible to produce three concentrates, precious metals/lead, copper and zinc, from Arctic ore after pre-floating the talc, though further work was indicated to refine the processes. Kennecott reported that in comparison with other massive and semi-massive sulfide ores Arctic showed an equal or slightly favorable copper concentration performance while zinc recoveries were lower depending on the relative amounts of copper, lead and zinc. Both on-site and off site treatment of the concentrates have been considered. On-site hydrometallurgical treatment holds the potential of reducing the amount of infrastructure required to develop the deposit in the way of roads by lowering the required amount of bulk materials handling and increases the relative unit value of the product as well as reducing smelter penalties while increasing the power requirements. The work done to date, however, is insufficient to conclusively determine the most cost effective metallurgical process.

Ambler Project - Future Work

Plans for 2005 on the Ambler project include completion of an independent resource estimate utilizing the current and historic drill results, NovaGold's updated 3D geologic model, as well as completion of a detailed transportation and power alternatives study for use in an independent preliminary economic assessment study. The Company will also initiate a regional exploration program to define and evaluate other high quality targets along the 50 mile long district by using regional geologic mapping, geophysical surveys and surface geochemistry.

NovaGold will also be working closely with the local communities, Nana Corporation (the regional native corporation), the Northwest Arctic Borough government and the State of Alaska to develop transportation and power supply alternatives that work both for the project and the community. The State of Alaska has sponsored the

Northwestern Alaska Resource Transportation Study which includes the Ambler property as a priority area for infrastructure planning. Four potential access corridors have already been defined by the State of Alaska for access to the project area as part of that study and further work is planned by the State and NovaGold in 2005. In 2005 NovaGold has agreed to undertake certain remediation work, estimated at US$0.5 million, on property owned by Kennecott close to the Ambler project for which the Company will receive credit against its expenditure requirements on the Ambler option agreement.

In addition to studies on project access, the Company has also initiated a study to look at various potential power alternatives for the project including the possible use of green alternative energy sources such as wind or hydro co-generation from nearby local resources.

NovaGold has budgeted a minimum $1.5 million (US$1 million) for exploration and development work on the Ambler project for 2005.

Nome Operations, Alaska - General

General

The Nome Operations consist of several different activities and projects based out of Nome, Alaska. Although these activities are currently distinct, NovaGold believes synergies may exist between all three activity areas.

•
The Rock Creek and Big Hurrah hard rock gold deposits are currently the subject of a feasibility study being prepared to consider the development of a mining and processing operation, located at Rock Creek, that would process gold bearing material from both deposits.

•	The Nome Gold project is being analysed to determine whether conditions and economics are appropriate to restart gold mining operations at the property from the gold-bearing sand-and-gravel.

•
The current revenue generating activities of sale of sand-and-gravel aggregates, gold royalties, land leases and land sales are also based in Nome. The Company is preparing a business plan to consider development of a value-added sand-and-gravel product.

Nome Operations, Alaska - Rock Creek Project

Rock Creek Project - Property Description and Title

Purchase of Alaska Gold Company – Rock Creek and Nome Gold

On April 27, 1999, the Company acquired 100% of the outstanding shares of the Alaska Gold Company ("Alaska Gold") from Mueller Industries, Inc., of Memphis, Tennessee ("Mueller"), for a total purchase price of US$5,500,000. The core assets of Alaska Gold were comprised of approximately 14,000 acres of patented mining claims in the Nome mining district, including the Rock Creek Gold project and the Nome Gold project. The patented mining claims are owned 100% by Alaska Gold and consist of 313 mineral surveys made up of one or more patented claims. This property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900.

Rock Creek Property

The Rock Creek project lies seven miles north of the city of Nome, Alaska, on a State maintained road. The project occurs on a combination of patented mining claims and leased lands. The patented mining claims are owned 100% by Alaska Gold. The leased lands consist of mining claims owned by Bering Straits Native Corporation ("BSNC") (mineral estate lands) and Sitnasuak Village Corporation ("Sitnasuak") (surface rights). The BSNC lands have been leased to Golden Glacier, Inc. which in turn has granted Alaska Gold the right to explore and develop these lands. The known resource at Rock Creek lies within land owned approximately 66% by Alaska Gold with the remainder within the BSNC lands. Sitnasuak granted Alaska Gold a surface access licence in July 2002 for a period of one year. The Company is currently negotiating a long-term lease for the surface rights from Sitnasuak.

Pursuant to an exploration and option agreement dated March 13, 2002, between Golden Glacier, Inc., and the Company, the Company acquired the rights to explore and develop the lode deposits on an additional 15,000 acres of mineral claims held by Golden Glacier Inc. pursuant to four mining leases from BSNC to Golden Glacier, Inc. Pursuant to the exploration and option agreement, Golden Glacier Inc. granted the Company a five year option to acquire a mining sublease. In order to maintain the option in effect, the Company agreed to make annual payments to Golden Glacier Inc. ranging from US$15,000 to US$25,000 and to complete annual work commitments ranging from US$50,000 to US$150,000. If the Company exercises its option (which it is entitled to do at any time provided the agreement is in good standing), the Company will be granted a mining sublease for 30 years or so long thereafter as there is mineral production from the claims. In order to maintain the sublease in good standing the Company must carry out minimum work requirements of US$250,000, adjusted for inflation. Golden Glacier Inc. is entitled to a 2.5% net smelter return royalty and a 5% net proceeds royalty from production from BSNC lands. The Company is required to pay advance minimum royalties of US$100,000 during each year of the sublease.

Under an agreement dated June 1, 2002, the Company agreed that TNR Gold Corp. (formerly TNR Resources Ltd.) ("TNR") could earn a 49.9% interest in the Rock Creek property by paying the Company US $50,000 and spending US $9,950,000 in exploration on the property by May 31, 2005. As part of the agreement TNR issued the Company 500,000 of its common shares. On April 23, 2003, TNR elected to terminate its right to earn an interest in the Rock Creek project and the project is now being advanced on a 100% basis by the Company.

Rock Creek Project - Accessibility, Climate, and Physiography

Elevations in the project area range from 100 metres (300 feet) to over 300 metres (1,000 feet) along the highest ridgelines. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. The property is accessed from Nome via paved and unpaved roads. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations on the coastal plain have taken place year round.

Rock Creek Project - Geological Setting

The area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist, 2) a "mixed unit" of mafic, pelitic, and calc schists and marble, 3) a mafic dominated schist package, and 4) a impure marble package. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Nome Group rocks have undergone at least two periods of metamorphism and accompanying deformation. The earliest metamorphism was a blueschist facies event, which is thought to have occurred during mid-Jurassic, having a minimum Argon/Argon age of about 120 million years (Ma). This event was synkinematic with a high strain deformation, which resulted in widely, distributed penetrative fabric and mesoscopic intrafolial isoclinal folds. This event was followed by a greenschist facies overprint, which was also accompanied by high strain deformation resulting in a prominent low angle penetrative foliation, northwest-southeast mineral stretching lineations, and recumbent isoclinal folds of the earlier fabric. The event is thought to have occurred during a period of north-south crustal extension from 120-90 Ma. Most lode gold deposits of the Seward Peninsula have age dates that fall within the metamorphic event (120-90 Ma) and are thought to be formed during that event.

Rock Creek Project - Mineralization

Three styles of mineralization are recognized on the project:

(a)	Replacement bodies: albite, quartz, arsenopyrite, dolomite, and minor galena.
(b)	Tension veins: quartz veins with albite, arsenopyrite, and minor lead sulfosalts.
(c)	Shear hosted veins: quartz veins with pyrite and lead sulfosalts.

Each mineralization type is described in more detail below.

Replacement Bodies

There is probably more than one episode of replacement mineralization. The first occurred in a ductile environment and is characterized by large crystals of albite, quartz, arsenopyrite, and dolomite. These bodies occur in low angle structures and small fold noses. They can appear to be sill like bodies. Tension fracture veins cut these bodies at several locations, although occasionally the replacement bodies appear to become thicker when approaching a vein. The replacement bodies occur by themselves but are also fairly common in areas of vein mineralization. Metallurgical studies indicate the gold in replacement bodies occurs as fine free gold in association with sulphides.

Tension Veins

The tension veins are usually less than 10 centimetres (4 inches) wide. The veins appear to have more strike length than vertical extent. The tension vein zones can be hundreds of metres wide. Much of the native gold seen in the veins is in fractures, especially in arsenopyrite. There is usually anomalous gold associated with tension veins but the best grades appear close to mineralized shears.

Shear Hosted Veins

The shear-hosted veins are often wider than the tension veins and can be banded and include quartz-cemented breccias. The veins can be from a few centimetres to over three metres wide. The quartz is more apheric and less fractured than quartz in tension veins. Fine grained pyrite and lead sulfosalts give the veins a bluish color. These veins are usually highly anomalous in gold, and the presence of these veins is considered to be an essential component for an economic grade ore deposit.

Rock Creek Project - Structural Setting

The rocks in Nome have had several episodes of strong deformation. Outcrops, where original bedding can be observed, often exhibit strong folding within an apparently sub-horizontal bed. Many of the low angle contacts are probably imbricated thrusts related to the Brooks Range Orogeny. Foliation developed during the greenschist event is subhorizontal. Late stage of antimony and weak gold mineralization is associated with the northeast high-angle faults. One of the most prominent is the northeast striking Anvil Fault. The Anvil Fault has a significant geophysical signature and probable strike-slip movement. Glacier Creek and upper Rock Creek occupy parallel faults.

The Brynteson high-angle fault may also represent a major conduit for metamorphic fluids including hydrocarbons. Abundant carbon is seen in chips from bedrock samples obtained over the Brynteson fault zone by rotary drilling. The fault may have also mobilized gold; most gold occurrences east of the Snake River are located within a few kilometres of the Bryntenson Fault. Carbon flooding and gold mineralization are also associated with the Penny Fault, west of the Snake River. High angle northeast striking tension fractures extend across the district. These tension fractures are related to northeast striking faults, east-west compression of the Seward Peninsula, north-south extension, or a combination of these forces. The fractures occasionally host veins. These zones of parallel veining typically have a vertical extent of no more than 100 metres (300 feet) and a lateral extent of 300 or more metres (900 feet). Veins in tension fractures have been seen in the hanging wall of low angle structures at Rock Creek and Lindblom. The vein density is from one to three per meter.

The shear which hosts the Albion veins appears to offset all other structures. There is a significant offset of lithologies across the 30 metre (90 feet) wide Shear Zone. The Albion veins exhibit banding and re-healed breccias and have not been intensely fractured like the tension veins. These characteristics indicate the shear was active during a different, perhaps shallower environment than that under which the tension veins were formed. Low angle faults are common in the Nome District. The faults often contain remobilized carbon and could be pre or syn-metamorphic thrusts. There is a lack of compressive deformation but this deformation could be overprinted with lithostatic compression and foliation. Thrust faults could be remobilized by detachment. The low angle faults do show evidence of remobilization. A low angle fault at Rock Creek has both a carbon/calcite component and a gouge/clay component.

Rock Creek Project - History and Exploration

Placer miners commonly found and reported gold bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to their discontinuous nature. Little lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter. Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted. Work on the property was carried out subsequent to 1986, and prior to the Company's involvement, by Placer Dome, Tenneco, Newmont, Kennecott and Alaska Gold. A total of 33,000 metres of core and rotary drilling was carried out by these companies on the property (of which 18,600 metres was on the Rock Creek deposit), as well as metallurgical test work.

In June 1999, after the Company concluded the purchase of Alaska Gold Company, the Company began a review and compilation of all previous work in the Nome Area. In September of that year, six reverse circulation drill holes (437 metres) were completed for metallurgical test work, and also tested the reliability and continuity of previous drilling. All six holes intersected significant widths of greater than 3g/t gold mineralization.

In 2000, 30 additional drill holes totalling 2,449 metres were completed. Sampling was carried out on each five foot (1.52 metre) interval and strict sample protocols were employed to ensure adequate sample size and quality. The Company's program used experienced reverse circulation drillers employing a compressor with 900CFM capacity, with the air-lift to ensure complete sample recovery. The Company stationed a geologist on the rig full time to insure strict sampling protocols were undertaken. The drilling program and sampling protocol were managed by the Company with oversight provided by Phillip St. George, then Vice-President, Exploration for the Company. Phillip St. George is a Qualified Person as defined by National Instrument 43-101.

In April 2002, an independent geologic report for the project, titled "Summary Report For The Rock Creek Gold Project, Seward Peninsula, Alaska", was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

In 2002, NovaGold completed 16 HQ diamond core drill holes totaling 1,182 metres in a program funded by TNR. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit in preparation for an independent preliminary economic assessment report.

In 2003, a 30,000 foot in-fill feasibility delineation drill program was completed and a feasibility study was begun. Also in 2003, environmental baseline monitoring had started. The 2003 drilling program confirmed that the coarse gold component of the mineralization at Rock Creek produced differing results between core and rotary drilling.

In 2004, the Company worked with AMEC E&C Limited to design a comprehensive twinning and infill drilling program to define a final reserve model, provide additional material to carry out further metallurgical test work to optimize the recovery of gold, and allow the Company to develop the best approaches to grade control and mining methods. The results in 2004 were inconclusive with regard to the differing results between core and rotary drilling but the core holes indicate that the potential grades, and consequent ounces, that may be mined from the Rock Creek deposit would be significantly below those in the Company’s published resource estimates. As a consequence, the Company is focusing on the potential of developing the Rock Creek deposit together with the higher grade Big Hurrah deposit.

Rock Creek Project - Resource Estimate

The Company completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) that was reported March 14, 2000. The estimate was completed by Phillip St. George, then Vice-President of Exploration and Robert Prevost, Senior Geologist for the Company, both of whom are Qualified Persons as defined by National Instrument 43-101. These historical resource calculations comply with the standards as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. The estimate was completed using 7,677 samples averaging two metres in width utilizing Medsystem. Geologic boundaries for the resource estimate were developed for the higher-grade portions of the Albion Shear and for the quartz-muscovite schist (QMS) host rock. Geologic modeling work showed that only the QMS hosted significant tonnage of sheeted veins so the QMS was used to limit kriging of the sheeted veins both laterally and vertically. Kriging was constrained using a narrow (10 metre) near vertical search ellipse with large (100 metre) vertical and horizontal axis. The preliminary economics using a 75 metre-search distance indicated a one-gram cut-off as the most likely pit design cut-off.

The Rock Creek project gold resource were estimated in 2000 as follows:

1.0 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	3.0	2.8	273,000
Indicated	3.4	2.7	282,000
Total M&I:	6.4	2.7	555,000

Inferred	2.9	2.8	303,000
Saddle: Inferred	3.6	2.2	260,000
Total Inferred	6.5	2.5	563,000

Notes: (1) Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See "Preliminary Notes – Information Concerning Preparation of Resource Estimates". (2) Contained Ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

Rock Creek Project - Metallurgy

Early metallurgical test work by Newmont indicated >80% of gold reports to a gravity concentrate with a 48 mesh grind. Metallurgical test work by Placer Dome indicated 92% and 93% recovery with cyanidation and floatation respectively. Surface samples for both of these studies were taken from the sheeted vein area.

The Company completed a series of additional bench and pilot-scale metallurgical tests. The two main mineralization types were tested: Shear Veins and Tension Veins. Shear Vein mineralization is made up of blue-grey quartz vein material containing pyrite, sulfosalt minerals and arsenopyrite, and sheared and crushed fault breccia and gouge. This test work showed recoveries for this material averaged 90.7% overall using cyanide with 37.4% of the gold reporting to a gravity concentrate using a 65-mesh grind (P80 65M). The Tension Vein mineralization consists of a series of sheeted stockwork veins with a relatively simple mineralogy made of free gold in quartz veins with pyrite-arsenopyrite selvages. Recoveries of this material averaged 98.1% overall using cyanide with 86.2% reporting to a gravity concentrate at a 65-mesh grind (P80 65M). Overall recoveries for the entire deposit are expected to be >92% with over half of the gold recovered by a low-cost gravity circuit.

Rock Creek Project - Future Work

A final feasibility study has been initiated for Rock Creek, using the services of the independent engineering firm, Norwest Corporation, which will also contemplate the possible development of Big Hurrah. The results from the 2004 drill program are still being compiled. The Company is completing additional in-fill drilling and metallurgical testwork as part of the final feasibility study as well as continuing environmental baseline studies. The budget of US$4 million is planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million is anticipated to be expended, mainly on drilling at the Big Hurrah project, located 45 miles from Rock Creek.

Nome Operations, Alaska - Nome Gold Project

Nome Gold Project - Property Description and Location

As discussed under "Rock Creek Project – Property Description and Title", the Nome Gold project was acquired in 1999, when the Company purchased the Alaska Gold Company from Mueller. The property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900. The property consists of 313 mineral surveys made up of one or more patented claims, covering approximately 14,000 acres. These claims are legally described by mineral surveys and are wholly or partially owned by Alaska Gold Company, a wholly owned subsidiary of the Company. Legal surveys were part of the patent process. These mineral surveys are fee simple and have no annual requirements. A portion of the claims lie within the city limits of Nome, and has city taxes imposed of approximately US$34,000 per year.

The Company's primary interest in the property is to assess and develop the remaining historically defined in-ground gold and gravel resource on the property.

In April 2002, an independent technical report for the project, titled "Summary Report In The Nome Gold and Gravel Project, Seward Peninsula, Alaska", was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

Nome Gold Project - Accessibility, Climate, and Physiography

The historically defined Nome Gold placer gold resources lie on the Nome coastal plain. Elevations on the coastal plain range from sea level to around 100 metres (300 feet) at the base of the foothills along the Nome Coastal Plain. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. Outcrop is sparse, however, some exposure exists along ridge tops and in the vicinity of old placer prospects. The property is accessed from Nome via paved and unpaved roads, all within eight miles of Nome. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations have taken place year round. The property has many areas for location of stockpiles, processing and other facility sitings.

Nome Gold Project - Placer Gold History

Gold was discovered in 1898 by Jafet Lindeburg, John Brynteson and Eric Lindblom. Production of more then US$3,000,000 of gold in 1899 led to a large gold rush to Nome in 1900. Buried beach deposits, including the Third Beach, were discovered in 1904. The first dredge was built in 1905 and by 1917 more then twenty dredges had been built. In 1922, the Hammon Consolidated Gold Fields Company ("Hammon") started consolidating the district land ownership and started construction of two electric nine cubic foot capacity Yuba dredges. This coincided with the first cold water thawing process. In 1923, United States Smelting, Refining and Mining Company (USSR&M) bought out Hammon. Churn drilling commenced in the mid-1920s for a prospecting and reserve delineation. Dredging, thawing and churn drilling methods changed little through 1995, when those methods were discontinued due to low gold prices. USSR&M declared bankruptcy in 1972 and was taken over by Sharon Steel during bankruptcy proceedings and renamed the Alaska Gold Company. Sharon Steel was later incorporated into Mueller Industries, Inc. In 1999, the Company purchased the Alaska Gold Company from Mueller.

Nome Gold Project - Placer Gold Geology and Mineralization

Placer gold is widely distributed throughout the Nome district. Placer gold may occur on or near bedrock, disseminated through gravels, or as definite horizons or concentrations in the gravel above the true bedrock. Mineralization is entirely free gold and amenable to gravity recovery. Changes in sea levels during the last glacial and interglacial periods have resulted in a series of beach and marine sedimentary deposits on the Nome coastal plain both above and below the present sea level. These beach and marine sediments are generally overlain by younger glacial deposits. A vast majority of the placer gold is hosted within the oldest beach deposits that lay on wave bench abrasion platforms in bedrock and false bedrock. Lesser gold deposits are found in the marine sediments and deltaic sediments as well as the overlying stream deposits and in the present beach sands. The glacial deposits do not contain significant concentrations of gold but tend to be barren overburden. Since most mining on the coastal plain has been with bucket line dredges, the geology of all of these deposits is not entirely understood, as these deposits were not exposed for inspection during the mining process.

Nome Gold Project - Exploration and Mining History

The Company has not conducted any new exploration work since acquiring the Nome property in 1999. Approximately 10,000 churn holes have been drilled on the project from 1910 until late 1998. The drill hole database includes entries for 7,248 holes including location, sample results and down-hole volumes. The remaining holes are outside of the main resource areas. Drilling on the property was with vertical holes, defining horizontal or near-horizontal mineralized zones. Drill hole spacing ranges from 100 to 200 feet (30-60 metres) along drill lines. Drill lines were typically spaced at 400 feet (120 metres) for exploration, 200 feet (60 metres) for resource delineation and 100 feet (30 metres) for mine planning. Individual samples generally ranged from one to five feet in length. Grade was determined by the weight of gold from each sample verses the volume of each sample interval.

The placer gold resources are most densely drilled and understood to the north of Nome in the Monroeville area and to lesser extent in the Airport area and the Western extension, west of the Nome airport. Open pit mining of the gold and gravel deposits on the property was curtailed in 1998 due to low gold prices. The mining permits for the project are currently under care and maintenance status.

Nome Gold Project - Placer Gold Mineral Resource Estimate

A historical resource estimate was made for the placer gold resources by a mining engineer of Alaska Gold Company. This historical mineral resource estimate was accomplished in plan view using the "triangle method", a type of polygonal estimation method, described in BLM Technical Bulletin #4, Placer Examinations, and based on over 70 years of continuous recorded mining results on the property that produced over 4,000,000 ounces of gold.

Nome Gold Project - Historical Placer Gold Mineral Resource Summary

Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	48.8	0.31	484,000
Indicated	90.2	0.24	688,000
Total M&I:	139.1	0.26	1,172,000
Inferred	156.5	0.21	1,066,000

Notes: (1) Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See "Preliminary Notes – Information Concerning Preparation of Resource Estimates". (2) Contained Ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

In addition to defining a placer gold resource the 10,000 drill holes on the property defined a total sand and gravel aggregate resource containing 1,134,000,000 tonnes of material. This sand and gravel aggregate material is broken down as follows:

Sand and Gravel Material	Tonnes (millions)
Gravel aggregate ¾" (current stockpiles)	26
Aggregate in defined gold resource areas	261
Aggregate outside of defined gold resource areas	847
Total	1,134

Nome Gold Project - Future Work

The Company is currently looking at options to re-start production of a co-product gravel and gold operation in the future. In 2003 the Company undertook to define the potential capital, operating, and transportation cost parameters as well as identify those areas within the known resource with the greatest potential to support initial production for a large scale aggregate and gold operation. In 2004, the Company continued engineering and exploration work to evaluate the potential to restart mining on the project. The Company anticipates engaging an independent engineering firm, with experience in these types of deposits, to assist the Company in better defining the existing resource and construction of an economic model to develop the resource. This work will continue in 2005.

Nome Operations, Alaska - Current Revenue Generating

Nome Revenue Generating Operations

The Alaska Gold Company operations, wholly owned by the Company, are located on the same 100% private patented claims in and around Nome, Alaska as discussed in the above section on the Nome Gold Project. The Nome Operations generate revenues for the Company through the sale of sand and gravel aggregates, gold royalties, land leases and land sales. The total gross revenues generated in fiscal 2003 and 2004 were $1.2 million and $2.5 million, respectively.

In 2000, the Company developed a comprehensive land management plan to identify and classify the various properties based on resource and development potential. The main purpose of the land management plan was to determine which properties where strategic mineral properties core to the Company's exploration business plan and which properties could be divested to create positive cash flow for the Company. The Company sells both commercial and residential real estate on an on-going basis. In addition, there are certain lands that are of strategic value for the anticipated Nome Airport expansion. The Alaska State Department of Transportation has identified some 2100 acres of land that they would like to purchase in stages. An environmental review of the lands has been completed by the State. Appraisals are scheduled for the first half of 2004 with negotiations to settle on a purchase price scheduled for the later half of the year.

In addition to the land sales, sand and gravel aggregate materials are sold from the estimated 26 million tonnes of stockpiles currently located on the property. These stockpiles are the bi-product of the historic gold mining on the property. This construction aggregate material is used locally and exported for use throughout western Alaska by construction contractors who use barges to ship the material from the Port of Nome. The Company has leased land for small placer mining to several mining companies. These companies are actively mining on these leases and pay a 10% net royalty to the Company on annual production. The lease holders are all required to post a reclamation bond on the land under production.

Other Properties

The Company has interests in additional early stage gold properties in Alaska at Shotgun and Khotol, and in Nevada at Thunder Mountain. These properties are not considered financially material to the Company. In 2001, the Company completed the purchase of the Shotgun property in Alaska, having acquired its initial interest in 1998. In 2002, the Company optioned the property to TNR Gold Corp. (formerly TNR Resources Ltd.) and since that date has not expended any funds on the property.

Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. In particular, the following risk factors apply and should be read in conjunction with the Risk Factors in "Item 5 – Management's Discussion and Analysis - Risk Factors":

No Production History

The Company has no history of producing precious metals from its current portfolio of mineral exploration properties. All of the Company's properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company's properties is currently under development. The development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result the Company is subject to all of the risks associated with establishing new mining operations and business enterprises. There can be no assurance that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

Potential Inaccuracy of Mineralization Estimates

Unless otherwise indicated, mineralization figures presented in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates of gold made by independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;
•	reserves, resource or other mineralization figures will be accurate; or
•	this mineralization could be mined or processed profitably.

The Company has not commenced production on any of its properties and mineralization estimates for the Company's properties may require adjustments or downward revisions based upon actual production experience. Extended declines in market prices for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of other mineralization, or of the Company's ability to extract this other mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future feasibility studies will establish proven and probable reserves at the Company's properties. The failure to establish proven and probable reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.

Development Risks

None of the Company's mineral properties, including the Donlin Creek, Galore Creek, Ambler, Rock Creek and Nome Gold Projects, has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of reserves and operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metals prices. See "Volatility of Metals Prices". Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
•	anticipated recovery rates of gold and other metals from the ore;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by the Company's studies and estimates.

There are a number of uncertainties involved in the development and construction of any new mine, including the Donlin Creek, Galore Creek, Ambler, Rock Creek and Nome Gold Projects. See "Advanced Project Risks". These uncertainties include:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and costs of skilled labour, power, water and transportation facilities;
•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and
•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that the Company's future development activities will result in profitable mining operations.

Advanced Project Risks

Completion of the development of the Company's advanced projects is subject to various factors, including the availability and timing of acceptable arrangements for financing, power, transportation, construction, contract mining and smelting, or the availability, terms, conditions and timing of required government approvals. The lack of availability on acceptable terms or the delay in any one or more of these items could delay or prevent their development. There can be no assurance that:

•	the development of the Company's advanced projects will be commenced or completed on a timely basis, if at all;
•	the resulting operations will achieve the anticipated production volume; or
•	the construction costs and ongoing operating costs associated with the development of the Company's advanced projects will not be higher than anticipated.

If the actual cost to complete the development of the Company's advanced projects is significantly higher than expected, there can be no assurance that the Company will have enough funds to cover these costs or that it will be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases or the failure to obtain necessary project financing on acceptable terms to commence or complete the development of the Company's advanced projects on a timely basis, or to achieve anticipated production volume, could have a material adverse effect on the Company's future results of operations and financial condition.

The successful development of the Donlin Creek Project is subject to the other specific risk factors described herein.

Donlin Creek Project Risks

Within the terms of their back-in agreement with the Company, Placer Dome now manages Donlin Creek's feasibility and permitting processes, and will oversee any future mine development and operation. The Company cannot direct Placer Dome's activities as manager and, therefore, cannot fully predict the pace nor the scale of the project's permitting and future development. Furthermore, Placer Dome may cease to be the project manager if it elects to terminate its agreement with the Company. In the event of termination, Placer Dome will at its election, either retain a 30% interest in the project with NovaGold reverting to managing the Donlin Creek project thereafter or Placer Dome may give up its 30% interest to NovaGold and revert to a 5% Net Proceeds Interest.

Volatility of Metals Prices

The Company's profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from its mineral properties. The market price of gold is volatile and is impacted by numerous factors beyond the Company's control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the US dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic crises;
•	demand for jewellery and industrial products containing gold; and
•	sales by central banks and other holders, speculators and producers of gold in response to any of the above factors.

The aggregate effect of these factors is impossible for the Company to predict. Decreases in gold prices could affect the Company's ability to finance the development of the Donlin Creek, Rock Creek and Nome Gold Projects and the exploration and development of the Company's other mineral properties, which would have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that gold prices will remain at current levels nor that they will improve.

Uncertainty and Cost of Mineral Exploration and Acquisition

All of the Company's properties are currently in the exploration stage and the Company has not yet determined if any of its properties contain an economically feasible resource. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Company's future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Competition for attractive mineral exploration properties is intense. See "– Competition". Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and
•	construct, renovate or expand mining and processing facilities.

If the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights, or that the Company's exploration programs will result in proven and probable reserves in sufficient quantities to justify commercial operations in any of the Company's properties, including the Donlin Creek, Rock Creek and Nome Gold Projects.

Title

The Company's policy is to seek to confirm the validity of rights to title to, or contract rights with respect to, each mineral property in which it has a material interest. However, the Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, the Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate on its properties as permitted or to enforce its rights with respect to its properties.

Uncertainty Related to Unsettled Aboriginal Rights and Title in British Columbia

The Galore Creek project and surrounding properties are, to the best of the Company's knowledge, duly registered and legally in good standing under the laws of British Columbia and Canada. Native land claims in British Columbia, however, remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan First Nation and the Tahltan – like the majority of British Columbia's First Nations – have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. Despite the absence of formal treaties, successful mines have been developed in the past and are currently operating in the Tahltan traditional territory. Although the Company and the leadership of the Tahltan are working closely and communicating frequently regarding the potential development of Galore Creek, there can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval, unexpected interruptions in project progress and/or result in additional costs to advance the project.

Requirement of External Financing

The Company will need external financing to develop and construct the Donlin Creek, Galore Creek, Rock Creek and Nome Gold Projects and to fund the exploration and development of its other mineral properties. The sources of external financing that the Company may use for these purposes include project debt, convertible notes and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company's growth strategy and or results of operations and financial condition. The mineral properties that the Company is likely to develop is expected to require significant capital expenditures. There can be no assurance at all that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, its mineral properties.

Environmental Regulations

The current and anticipated future operations of the Company, including further exploration, development activities and commencement of production on its properties, require permits from various United States and Canadian Federal, State and local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Ongoing Reclamation

The Company mined silver and gold from the Murray Brook mine until 1992 when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee this amount will be sufficient to satisfy the environmental regulations and requirements. If the government regulators determine the program requires additional work, the Company may be required to fund this work which could have a material negative affect on the Company's financial position.

The Company's lands at Nome, Galore Creek and Ambler have been subject to either historic mining operations or exploration activities over many years by prior owners. Alaska Gold Company carried out mining operations for many years in the Nome area before the Company acquired the company. On acquisition, the Company set up a provision for reclamation work and it has been actively remediating the property against prior activities. On both Galore Creek and Ambler, the Company has also been carrying out certain remediation against previous exploration activities. Although the Company believes it has adequately made provision either by bonding or financial accrual, for its legal obligation for remediation work on these properties, the Company may be required to fund additional work which could have a material negative affect on the Company's financial position.

Litigation

During 1992, the limited partners of the Murray Brook Processing Limited Partnership, the entity established to operate the processing facility at the Murray Brook Mine, commenced a legal action against the Company and its wholly-owned subsidiary, Murray Brook Resources Inc., seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. While the Company is of the opinion that this claim is without merit, there is no certainty of the outcome. No provision has been recorded in the accounts of the Company respecting this litigation.

Placer Dome and Calista's Back-in Rights Could Dilute the Company's Interest in the Donlin Creek Project

The Company has earned a 70% interest in the Donlin Creek Project under an agreement with Placer Dome. However, Placer Dome and the underlying property owner, Calista retain the rights to reacquire a portion of the project. In Placer Dome's case this right allows it to increase its current 30% interest to 70% by spending three times the Company's past expenditures on the project. In Calista's case, an interest between 5% to 15% can be earned at the time of project development upon payment of a prorata share of project capitalized costs. If the Placer Dome and Calista rights are exercised in full, the Company's interest in the Donlin Creek Project would decline to 25.5% .

Management of Growth

The Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, it will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management personnel and increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition and Limited Resources

The mining industry is intensely competitive. Many of the significant, multinational precious metals mining companies may become interested in any number of the Company's current mineral properties or in the types of mineral properties on which the Company is focused. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company has. The Company may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Possible Dilution to Present and Prospective Shareholders

In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments convertible into common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The Company's Share Price Has Historically Been Volatile

The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments. The affect of these and other factors on the market price of common shares on the exchanges in which the Company trades suggests that the Company's shares will be volatile. The Company's shares have traded in a range between approximately C$2.52 and C$12.15 in the last 3 years.

History of Net Losses

As an exploration company that has no mineral production history, the Company has incurred losses since its inception and is expected to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

•	$8.4 million for the year ended November 30, 2004;
•	$7.0 million for the year ended November 30, 2003; and
•	$3.5 million for the year ended November 30, 2002.

The Company had an accumulated deficit of $82.6 million as of November 30, 2004.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. There can be no assurance that the Company will generate any revenues or achieve profitability.

Requirement for and Uncertainty of Access to Additional Capital

The Company had working capital of approximately $50.1 million as of November 30, 2004. The Company intends to fund its plan of operations from working capital and revenue from land and gravel sales. In the future, the Company's ability to continue its exploration and development activities, if any, will depend in part on the Company's ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that the Company will commence production and generate sufficient revenues to meet its obligations as they become due or to obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial information included in this Annual Information Form.

Dependence on Key Personnel

The Company is dependent on the services of key executives including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel focused on managing the Company's interests and relationship with Placer Dome Inc. at Donlin Creek, the advancement and development of the Galore Creek, Ambler, Rock Creek and Nome Gold Projects, as well as the identification of new opportunities for growth and funding. Due to the relatively small size of the Company, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees required for the development of its activities may have a material adverse effect on the Company's business or future operations.

Possible PFIC Status Has Consequences for U.S. Investors

Potential investors that are U.S. taxpayers should be aware that, although NovaGold does not believe that it is a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC"), there can be no assurances that the U.S. Internal Revenue Service will not challenge the determination made by NovaGold concerning its PFIC status or that NovaGold will not be a PFIC for the current or any future taxable year. If NovaGold is or becomes a PFIC, any gain recognized on the sale of Shares and any "excess distributions" (as specifically defined) paid on the Shares must be ratably allocated to each day in a U.S. taxpayer's holding period for the Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of NovaGold's "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by NovaGold. U.S. taxpayers should be aware that there can be no assurance that NovaGold will satisfy record keeping requirements or that NovaGold will supply U.S. taxpayers with required information under the QEF rules, in event that NovaGold is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if NovaGold is a PFIC and the Shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which NovaGold is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Shares as of the close of such taxable year over (b) such U.S. taxpayer's tax basis in such Shares.

ITEM 4            SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Fiscal Years Ended November 30, 2004, 2003 and 2002, in $000's except per share amounts:

Net revenues Expenses and other Loss for the year Loss per share – basic and diluted Total assets Total long term financial liabilities Minority interest	2004 $	2003 $	2002 $
	3,469 (11,845) (8,376) (0.14) 210,499(2) (740) -	1,259 (8,212) (6,953) (0.14) 99,958 (655) (9,130)	2,082 (5,539) (3,457) (0.10) 52,723 (1,496) -

Quarterly Information

In $000's except per share amounts, for the fiscal quarters ended:

	11/30/04 $	8/31/04 $	5/31/04 $	2/29/04 $	11/30/03 $	8/31/03 $	5/31/03 $	2/28/03 $
Net revenues	946	1,207	581	735	575	359	99	226
Loss for the quarter	(1,263)	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)	(1,360)
Loss per share – basic and diluted	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)
Expenditures on mineral properties and related deferred costs(1) USA Canada	3,852 7,621	3,153 92,980(2)	970 1,553	480 437	2,916 (109)	1,942 4,700	781 24	238 22
(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries and option payments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc.

Dividend Record and Policy

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company's Board of Directors will review this policy from time to time having regard to the Company's financing requirements, financial condition and other factors considered to be relevant.

ITEM 5           MANAGEMENT'S DISCUSSION AND ANALYSIS

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated February 28, 2005 and provides an analysis of NovaGold's financial results for the year ended November 30, 2004 compared to the previous year. At February 25, 2005 the Company has 66.1 million common shares issued and outstanding. The following information should be read in conjunction with the Company's November 2004 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in preparation of these financial statements except that at December 1, 2003 the Company prospectively adopted the revised requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments". All amounts are expressed in Canadian dollars unless otherwise indicated.

On July 15, 2004, the Company acquired all of the approximately 45% of the outstanding common shares of SpectrumGold Inc. (SpectrumGold) not previously held by the Company in a share exchange at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. The Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a deemed price of $6.41 per share, being the market price at the date the proposed arrangement was announced. On July 15, 2004, the Company also assumed existing SpectrumGold stock options, warrants and a property option agreement under which 1,734,072, 74,074, and 222,222 of the Company's shares were issuable to the holders, respectively, and SpectrumGold became NovaGold Canada Inc. The total purchase price allocated to the shares issued and convertible instruments assumed was $64.1 million of which $9.4 million was allocated to the book value of acquired minority interest and $85.0 million was added to the carrying value of the Galore Creek project including $30.3 million provided for future income taxes under purchase accounting. The minority interest shown in the consolidated statements of operations and deficit relates only to the period to July 15, 2004.

Description of Business

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company's Nome, Alaska operations. NovaGold had $56 million of cash at November 30, 2004 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol "NG".

The Company's major properties are:

•	a joint venture interest in the Donlin Creek gold property in Alaska,
•	the Galore Creek gold-silver-copper property in northwest British Columbia,
•	the Ambler copper-zinc-silver-gold property in Alaska, and
•	the Rock Creek, Big Hurrah and Nome Gold properties near Nome, Alaska.

Donlin Creek

The Company's flagship project is the Donlin Creek property which contains a measured and indicated resource estimated at 11 million ounces of gold and an inferred resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a bankable feasibility study and making a positive construction decision, for a mine that would produce at least 600,000 ounces of gold per annum, on or before November 2007. At the current daily production throughput being contemplated of 30,000 tonnes per day the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Galore Creek

The Company's Galore Creek property is held under a 100% option by NovaGold, and contains an indicated resource estimated at 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource estimated at 1.4 million ounces of gold and 0.9 billion pounds of copper, and is one of the largest undeveloped gold-copper resources in North America. NovaGold also has an option to earn an 80% interest in the nearby Copper Canyon deposit which contains an additional inferred resource of 2.8 million ounces of gold, 38 million ounces of silver and 1.2 billion pounds of copper. In addition there are several other identified deposits for which resources are currently being estimated. Based on a Preliminary Economic Assessment conducted by the international, independent engineering services firm Hatch, a 30,000 tpd milling operation could produce 200 million pounds of copper concentrate containing 200,000 ounces of gold and 2 million ounces of silver annually during the first five years of mine life.

Ambler

The Ambler project is located approximately 180 miles southeast of the largest zinc mine in the world: Teck Cominco's Red Dog mine in northwestern Alaska. NovaGold is acquiring a 51-per-cent interest in the Ambler property through an option agreement with Kennecott Exploration Company and Kennecott Arctic Company, subsidiaries of Rio Tinto plc. NovaGold is manager of the project through to the completion of a final positive feasibility study. An historic inferred resource of 36.3 million tonnes grading 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver has been estimated for the Arctic deposit, one of a series of massive sulfide copper-zinc-lead-gold-silver deposits in the Ambler Mining district. This resource contains 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver.

Nome Operations

The Nome Operations consist of three separate advanced development stage projects located near the town of Nome, Alaska: Rock Creek, Big Hurrah and Nome Gold – all owned 100% by NovaGold. Each one is described below:

Rock Creek

The Rock Creek property is located 8 miles north of Nome, Alaska and contains a measured and indicated resource estimated at 0.55 million ounces of gold and an inferred resource estimated at 0.56 million ounces of gold. Independent engineering firm Norwest Corporation completed a Preliminary Economic Study on the Rock Creek property for the Company in August 2003 and the Company has since initiated a Feasibility Study to evaluate the economics for the development of a mine that could produce 100,000 ounces of gold annually.

Big Hurrah

The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Company is currently evaluating an historical resource containing approximately 100,000 ounces of near-surface gold mineralization that could be mined and trucked to a milling facility located at Rock Creek. This smaller, but higher grade material would supplement the Rock Creek deposit.

Nome Gold

The Nome Gold property is located 3 miles north of Nome, Alaska and contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. The resources are hosted by near-surface unconsolidated sands and gravels. More than 4 million ounces of gold have been extracted from the land owned by the Company since discovery around 1900. Mining was shut-down on the project in 1998 due to low gold prices at the time. In 2004 the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques. This work will continue in 2005.

Results of Operations

Revenues from the Company's land and gravel sales, gold royalties and other revenues were $2.5 million during the year ended November 30, 2004 compared with $1.2 million in 2003 and $2.1 million in 2002. The increase in revenues is mainly due to increased land sales within the Nome, Alaska city limits. Interest income increased to $1.3 million for the year ended November 30, 2004 compared with $0.3 million in 2003 and $0.2 million in 2002 due to the Company's larger cash balances held during the year and the implementation of a formal cash management program in 2003. The Company had anticipated a significant land sale for the expansion of the Nome airport in 2004 however, in February 2005, the Company received notification that the authorities will not be pursuing the airport expansion.

Expenses were $12.0 million for the year ended November 30, 2004 compared with $8.3 million in 2003 and $5.5 million in 2002, including in those years $5.8 million, $23,000 and zero, respectively, for stock based compensation for which an equivalent amount was added to shareholders' equity. Under the new CICA rules there was a charge for stock-based compensation of $5.8 million during the year for options granted to directors, officers, employee and service providers. As permitted by the new rules in CICA 3870, the Company elected for the year ended November 30, 2003 not to apply fair value accounting and to measure the compensation cost using the intrinsic value method for awards of stock options to officers, employees and directors under the Company's stock-based compensation plan and to only recognize the stock-based compensation charge of $23,000 for options granted to non-employees. There was no comparable charge in 2002.

Other items of significance are the write-downs of mineral properties and the foreign exchange gain or loss. The Company recorded a mineral property write-down of $0.3 million during 2004 compared with $1.6 million in 2003 and $0.9 million in 2002. In 2004, the write-down is associated with the Company's plans to sell 650399 BC Ltd (BC Ltd), a wholly-owned subsidiary of NovaGold Canada Inc. which holds the Company's Yukon and British Columbia assets other than Galore Creek and its adjacent properties. Since the proceeds from the sale of BC Ltd are anticipated to be $0.3 million less than the assets' original book value, the Company wrote-down the assets by the same amount. In 2003, the transfer of the Company's Yukon properties to BC Ltd. resulted in a $1.5 million write-down. The Company recorded a $0.1 million foreign exchange gain in 2004 compared with a $1.1 million foreign exchange loss in 2003 and a $0.3 million gain in 2002. The foreign exchange loss in 2003 was mainly due to the effect of the strengthening of the Canadian dollar during that year on the Company's US dollar cash positions early in 2003.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees have increased to $6.1 million in 2004 compared with $5.4 million in 2003 and $5.0 million in 2002. General and administrative costs have increased largely because of increased insurance, regulatory, legal and stock exchange fees, and costs of the Company's expanded listings of its securities. Wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

The Company had a net loss of $8.4 million (or $0.14 per share) for the year ended November 30, 2004, compared with a net loss of $7.0 million (or $0.14 per share) in 2003 and a net loss of $3.5 million (or $0.10 per share) in 2002. The net loss in 2004 would have been $2.6 million (or $0.04 per share) excluding the non-cash stock-based compensation charge of $5.8 million during the year. After removing the impact of stock-based compensation, the decrease in net loss is due mainly to increased land sales at the Nome operations and increased interest income from the Company's cash balances.

Liquidity and Capital Resources

The Company expended $3.2 million on net operating activities during the year ended November 30, 2004 compared with $5.0 million in 2003 and $1.4 million in 2002.

The Company generated net proceeds from financing activities of $25.9 million in 2004 compared with $46.1 million in 2003 and $35.6 million in 2002. The majority of the proceeds arose from private placement share issuances. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents as part of the private placement of which all of the warrants are outstanding as of the date of this report. An amount equivalent to the gross proceeds of $20.0 million will be renounced for Canadian tax purposes to the purchasers effective December 31, 2004. Under new CICA guidelines, approximately $7.0 million will be deducted from share capital and added to deferred income taxes at the time of renunciation to reflect the tax deductions foregone by the Company. The Company received net proceeds of $33.1 million in 2003 and $31.6 million in 2002 from the issuance of common shares from private placements. The Company received $7.8 million in 2004 from the exercise of stock options and warrants compared to $13.0 million in 2003 and $5.2 million in 2002.

The Company expended $26.4 million on investing activities during 2004 compared with $0.9 million net in 2003 and $14.2 million in 2002. During the year, the Company expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, located immediately north of the Galore Creek property. The Company expended $25.9 million in 2004 on mineral properties and related deferred costs compared with $7.3 million in 2003 and $14.0 million in 2002. The majority of the 2004 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. The Company significantly expanded mineral resources at the Galore Creek project and undertook new studies on the potential of developing a mine at the Rock Creek property. In 2003, the Company transferred its Yukon and British Columbia assets into SpectrumGold and initially held less than 50% ownership. Subsequently, the Company participated in a number of private placements in SpectrumGold and secured a controlling interest. The share transactions in SpectrumGold gave rise to several fair value adjustments. In 2002, the primary focus of mineral property expenditures was on the Donlin Creek property in Alaska, USA. In 2002, the Company exceeded US$10 million of expenditures on the Donlin Creek gold property, and thereby earned a 70% interest in the project from Placer Dome, subject to certain back-in rights which Placer Dome has elected to pursue.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At November 30, 2004, the Company's aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company's leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$
2005	117
2006	287
2007	289
2008	285
2009	285
Thereafter	2,013

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2004 the Company had cash and cash equivalents of $56.1 million. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. The Company intends to spend the entire amount on the Galore Creek project located in northern British Columbia prior to December 31, 2005.

In 2005, the Company has budgeted to invest a minimum of $37 million on exploration and development programs on its properties. This work is anticipated to include a minimum of 60,000 metres of drilling with the majority of the work focused on the Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend $20 million on at least 50,000 metres of drilling with the objective to advance the Inferred mineral resource at Galore to the Indicated category for which quantity, quality and physical characteristics of the deposit can be estimated with confidence to support mine planning and the overall economic viability of the project. The Company plans to spend a minimum $5 million on project engineering and environmental work. The objectives are to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from 2004 drilling and latest engineering estimates, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations and to conclude a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study has been initiated using the services of the independent engineering firm Norwest Corporation. The Company is completing additional in-fill drilling and metallurgical testwork as part of the final feasibility study. The budget of US$4 million is planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million is anticipated to be expended, mainly on drilling at the Big Hurrah project, located 45 miles from Rock Creek.

The Company is still assessing the results of the 2004 season work at both the Galore Creek and Rock Creek projects and may change the planned expenditures on those projects dependent on the final 2004 season results.

At the Ambler project, the Company plans to spend US$4 million on 6,000 metres of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

No financial contribution is required by NovaGold in 2005 for the Donlin Creek project but US$11 million is budgeted to be invested by Placer Dome on engineering and environmental studies for development of the project. Studies in 2004 identified feasible alternatives for project access and power supply.

Related Party Transactions

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

The Company is in the process of selling BC Ltd, which holds the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are anticipated to be shares in the new company at a deemed value of $2.75 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus no gain or loss on the sale is anticipated. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 "Impairment of Long-Lived Assets".

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

Stock-based compensation

CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870) establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including, non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants.

The Company's accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

On December 1, 2003 the Company prospectively adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. The Company granted 1,860,000 stock options to directors, officers, employees and service providers and recorded a stock-based compensation charge of $5.8 million during the year.

Risk Factors

These Risk Factors should be read in conjunction with those under "Item 3 - Narrative Discussion of the Business – Risk Factors".

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals

The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

ITEM 6           MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange and the American Stock Exchange under the symbol "NG".

ITEM 7           OFFICERS AND DIRECTORS

The management of the Company consists of five executive officers and seven directors. The table below provides the names and related information concerning each executive officer and director.

Name and Address	Present Position in the Company	Principal Occupation	Director Since
George Brack North Vancouver, British Columbia(1)	Director	President of Macquarie North America Ltd.	2001
Michael H. Halvorson Edmonton, Alberta(1)	Director	President of Halcorp Capital Ltd	2004
Gerald J. McConnell Kings County, Nova Scotia(2)	Director	President and Chief Executive Officer of Etruscan Resources Inc. (resource company)	1984
Cole McFarland Palm Desert, California(2)	Director	Retired Businessman	2001
Clynton R. Nauman Blaine, Washington(2)(3)	Director	Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC	1999
James Philip(1) Coquitlam, British Columbia	Director	Managing Partner of Morgan & Co., Chartered Accountants	2003
Rick Van Nieuwenhuyse Vancouver, British Columbia(3)	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1999
Robert J. (Don) MacDonald, Vancouver, British Columbia	Senior Vice-President, Chief Financial Officer and Secretary	Senior Vice-President, Chief Financial Officer and Secretary of the Company	-
Douglas Brown, Bellingham, Washington	Vice-President, Business Development	Vice-President, Business Development of the Company	-
Gregory S. Johnson Bellingham, Washington	Vice-President, Corporate Communications and Strategic Development	Vice-President, Corporate Communications and Strategic Development of the Company	-
Joseph R. Piekenbrock Denver, Colorado	Vice-President, Exploration	Vice-President, Exploration of the Company	-
(1)	Member of the audit and corporate governance committee.
(2)	Member of the compensation committee.
(3)	Member of the technical committee.
(4)
The directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over 5.6%of the common shares of the Company. This information was provided to the Company by the directors and officers as of March 15, 2005.

(5)	All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

George Brack

Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the worldwide identification, evaluation and execution of strategic mergers and acquisitions.

Michael H. Halvorson

Mr. Halvorson is a self-employed financial consultant and President of Halcorp Capital Ltd., a private investment and consulting company since 1980. He is a director of several public companies.

Gerald J. McConnell, Q.C.

Mr. McConnell is the Chairman, Chief Executive Officer and President of Etruscan Resources Inc. a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of NovaGold Resources Inc. and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole McFarland

Mr. McFarland is a veteran of the mining industry with over 40 years of experience in the development of mines in the U.S., Canada, Mexico, Russia and the Philippines with extensive experience in Alaska. Mr. McFarland was formerly President and CEO of Placer Dome U.S. Inc. until his retirement from the company in 1995. In that capacity he was responsible for the development of several U.S. mines for the company, including the early stage development of the Cortez Pipeline deposit. Prior to his appointment as President of Placer Dome U.S., Mr. McFarland held a number of senior executive positions within the Placer Dome Group of companies. Mr. McFarland is currently the principal of McFarland and Associates and a director of Bema Gold.

Clynton R. Nauman

Mr. Nauman is the Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 to February 2003. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has had 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James Philip, CA

Mr. Philip joined Morgan & Company in May 1980 and became a partner in June 1981 and managing partner in August 1993. Mr. Philip has over 25 years public of accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provides his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Rick Van Nieuwenhuyse, MSc

Mr. Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of worldwide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the Company. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Robert J. (Don) MacDonald, CA

Mr. MacDonald joined the Company in January 2003. Mr. MacDonald brings with him over 20 years experience in mine development and financing. Prior to joining the Company Mr. MacDonald was Senior Vice President and Chief Financial Officer Forbes Medi-Tech Inc. a public biotech company (2001-2003), De Beers Canada Mining (formerly Winspear Diamonds) (1999-2001), and Dayton Mining (1991-1999) and Vice-President Finance of Granges Inc (1983-1991). During his career Mr. MacDonald has been involved in the operation or development of nine mines in North and South America, and the completion of over $500 million of mine financings and $500 million of mining M&A transactions. Mr. MacDonald is a chartered accountant, and has bachelors and masters degrees in engineering from Oxford University.

Douglas Brown, MSc.

Mr. Brown joined the Company in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the USA and brings to the Company a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a BSc in Mining Engineering and an MSc in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown's positions within the Placer Dome Group included Vice President of Strategic Development (1999-2002), Assistant Mine General Manager at the South Deep Gold Mine (2001), Director of Finance and Planning (1997-1999), and Manager of Corporate Finance (1994-1997).

Gregory S. Johnson, B.Sc. Honours

Mr. Johnson joined the Company in 1998. Prior to joining the Company Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995 as a senior geologist for Placer Dome in Alaska, Mr Johnson played a key role in the multi-million ounce Donlin Creek discovery. From the late 1980's Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the US, Canada, Australia, Russia, and Africa. Mr. Johnson is responsible for the Company's acquisition initiatives, as well as, developing strategic joint venture opportunities for the Company.

Joseph Piekenbrock, MSc.

Mr. Piekenbrock joined the Company as an employee in June 2003. Prior to this, as a consultant, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003. Mr. Piekenbrock brings with him over 25 years experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources. In addition, he brings a wealth of northern experience through years of exploration for both Cominco and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts Degree in geology from the University of Colorado, and a Master of Science degree in geology from the University of Arizona.

ITEM 8            ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)
when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)
one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)
one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)
at any other time, one copy of any other documents referred to in (a), (i) (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.